Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doroni Aerospace, Inc
11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076
https://doroni.io/

Up to $3,157,150.80 in Series Seed-2 Preferred Stock at $2.96
Minimum Target Amount: $9,999.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Doroni Aerospace, Inc
Address: 11555 Heron Bay Blvd. Suite 200, Coral Springs, FL 33076
State of Incorporation: DE
Date Incorporated: October 06, 2021

Terms:

Equity

Offering Minimum: $9,999.50 | 3,378 shares of Series Seed-2 Preferred Stock
Offering Maximum: $3,157,150.80 | 1,066,605 shares of Series Seed-2 Preferred Stock
Type of Security Offered: Series Seed-2 Preferred Stock
Purchase Price of Security Offered: $2.96
Minimum Investment Amount (per investor): $594.96

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus; 50% Bonus Shares

As you are a previous investor of Doroni Aerospace, you are eligible for additional bonus shares.

Time-Based:

Invest within the first 2 weeks and receive an additional 10% bonus shares.

Amount-Based:

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares, and Doroni Investor Package (includes 2 caps and 2 shirts).

Tier 2 | $15,000+

Invest $15,000+ and receive 15% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), and Doroni Investor Package (includes 2 caps and 2 shirts).

Tier 3 | $25,000+

Invest $25,000+ and receive 25% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), Doroni Investor Package (includes 2 caps and 2 shirts), and exclusive tour of the Doroni facility.

Tier 4 | $50,000+

Invest $50,000+ and receive 35% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), opportunity to attend the first test flights of the H1-X, VIP tour of Doroni HQ, and Doroni Investor Package (includes 2 caps and 2 shirts).

Tier 5 | $100,000+

Invest $100,000+ and receive 40% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), opportunity to attend the first test flights of the H1-X, VIP tour of Doroni HQ, and VIP Doroni Investor Package (includes 2 caps and 2 shirts & a replica model of the H1 -X).

*Non-bonus Share perks are capped to the first 150 individuals. Additionally, in order to receive perks from an investment, one must submit a single investment in the same offering that meets the Tier 1 threshold. Bonus Shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The United States Internal Revenue Service (the "IRS") prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Doroni Aerospace will offer 10% additional bonus Shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club Bonus.

This means eligible StartEngine Venture Club Bonus investors will receive a 10% bonus for any Shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $2.96/ share, you will receive 110 shares of Series Seed-2 Preferred Stock. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period, as determined by StartEngine. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Reservation Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Doroni Aerospace, Inc. (the "Company" or "Doroni" "we" "us" or "ours") is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. Our go-to-market product currently under development, the Doroni HI, is a twoseater personal eVTOL. We are targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") and production targeted for 2027.

We were founded with the intention of delivering eVTOL technology directly to consumers, offering a safety centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations 2-3 years away, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Our mission is to democratize the power of flight. We ultimately envision that our eVTOLs will serve as a clean transportation solution for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among our core guiding principles, informing everything from product design, and customer/user experience, to scaling our technology. The Doroni HI-X eVTOL's easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot's license that requires years of flight training.

Our global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. We believe the transportation sector, and the world at large, stands at an inflection point and we are positioning ourselves to deliver a disruptive technological change to commuter transportation.

We anticipate that we will operate direct sales channels primarily to first responders, police markets and high net worth flight enthusiasts, brand experience stores, pop-up locations in key U.S. and European markets, as well as online sales.

We were initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to

a Delaware C-Corporation on October 6, 2021.

On February 14, 2025 the Company entered into a Stock Purchase Agreement ("SPA") with Innovation Wings Industries Company, a company incorporated under the laws of the Kingdom of Saudi Arabia, operating under the name of "Kingdom Aero Industries" (KAI).

Under the terms of the SPA, KAI will invest up to $30 million in the Common Stock of the Company. The investment is comprised of an initial $5 million to be invested at the closing, with the remaining $25 million tied to key development milestones over the two years following the closing. Upon completion of the entire investment, KAI will hold a 40% stake in the Company through its common stock holdings (based on the Company's issued and outstanding share capital as of the date hereof), subject to dilution from future capital raises (including this capital raise).

The SPA refers to the parties' plan to establish a joint venture in the Kingdom of Saudi Arabia, to facilitate the manufacturing of the H1-X in Saudi Arabia, with the Company leading the development and the manufacturing testing and process. According to the SPA, the joint venture company will be co-owned by KAI (60%) and the Company (40%), and financed by KAI or its related resources with up to $150 million. The main purpose of the joint venture company will be to produce and distribute the aircraft globally, expanding Doroni's market reach. Formalization of the joint venture agreement is expected in the coming months. In the event that the Company doesn't meet the milestones, under certain conditions, ,including the payment of $19 million and the exchange of all of KAI's holdings in the Company's common stock for all of the Company's interest in the joint venture, KAI will be granted a royalty-free license to develop and manufacture the H1-X (or an equivalent) and market the same in the regions of Middle East and North-Africa, as well as in South-East Asia.

We believe that the KAI investment will enable Doroni to accelerate the development of the H1-X so that by the end of 2026 Doroni will be prepared to initiate plans for commercial manufacturing and preliminary deliveries of aircrafts in 2027.

Current Prototypes

Hl Pl: The H1 Pl ("Hl Pl") is a full-scale flying model and a fully working cockpit simulator with software avionics and computer systems. The Doroni Hl Pl is a two-seat personal eVTOL vehicle. Our team designed, built, tested, and successfully hovered and flew vertically and horizontally the 1850 lb. full-scale Hl Pl prototype.

Hl X: The current HIX eVTOL prototype ("Hl X") under development is the successor to three previous prototypes developed by the company - the Y6, XS, and Hl Pl prototypes.

Our target is to submit the Hl X to the FAA for certification and proceed to production in 2027.

Competitors and Industry

Market Overview

In 2020, the transportation sector generated the largest share of greenhouse gas emissions in the U.S., adding to the fact that state and local governments spent $204B on highways and roads the previous year. Transportation, as it stands, is dealing massive damage to our planet and forces us to rely on infrastructure that is both costly and unsustainable. The White House has taken major steps to combat the problem, committing $39B to modernize transit and reduce carbon emissions via the Bipartisan Infrastructure Law.

According to Deloitte's Advanced Air Mobility ("AAM") Report, regarding disrupting the future of mobility, "with urbanization and population growth driving congestion in cities, AAM promises to save passengers time, improve productivity and quality of life, increase accessibility for rural and disadvantaged communities, and expand access to goods and services."

Commercial air taxi operations are projected to begin as early as 2025, but the creation of an entirely new eVTOL market is already well underway. Over $6B was invested in eVTOLs, and 5 of the largest air taxi companies went public for a combined market cap of $10.7B in 2021. Morgan Stanley ultimately projects the market to climb to $1 trillion by 2040, and as much as $9 trillion by 2050

Emerging United States Air Mobility Regulation

As defined by the FAA, Urban Air Mobility (UAM) enables highly automated, cooperative, passenger or cargo-carrying air transportation services in and around urban areas. UAM is a subset of the AAM concept under development by the Federal Aviation Administration (FAA), National Aeronautics and Space Administration (NASA), and industry. As a subset of AAM, UAM focuses on operations moving people and cargo in metropolitan and urban areas. This Concept of Operations (ConOps) provides an evolving vision that will help facilitate further research on how to best assist UAM operations in the National Airspace System (NAS) if demand and volume exceed current capabilities.

In July 2023, the FAA proposed a rule to enhance the safety and performance of light sport aircraft. The proposed Modernization of Special Airworthiness Certification (MOSAIC) rule would put performance safety standards around larger aircraft that innovators are building by expanding the definition of Light-Sport Aircraft. "This rule will encourage

manufacturers to make Light Sport Aircraft operations safer, more versatile, and accessible while maintaining rigorous safety standards," said Acting FAA Associate Administrator for Safety David Boulter. Under the proposal, the aircraft's weight limit is based on its stall speed. By permitting higher stall speeds, the proposal would bring within the Light Sport Aircraft regulatory framework aircraft weighing as much as 3,000 pounds. This more than doubles the weight of aircraft under the current definition of Light-Sport of 1,320 pounds, allowing larger and stronger aircraft to qualify as Light Sport. The proposal would also expand the type of aircraft sport pilots can operate and allow them to use their aircraft for a wider range of operations such as some aerial work. Although sport pilots could operate aircraft designed with up to four seats, they would remain limited to operating with only one pilot and one passenger. The public comments closed as of last January 2024 and FAA has up to 18 months to finalize new rules.

More recently, in October 2024, the FAA published the 'final rule,' an 880-page document outlining necessary certification, operating rules, and finalizing other amendments that are essential in integrating powered-lift aircraft into our existing National Airspace System (NAS). Current Administrator Mike Whitaker was quoted "The FAA will continue to prioritize the safety of our system as we work to seamlessly integrate innovative technology and operations. This final rule provides the necessary framework to allow powered lift aircraft to safely operate in our airspace, Powered lift aircraft are the first new category of aircraft in nearly 80 years and this historic rule will pave the way for accommodating wide-scale Advanced Air Mobility (AAM) operations in the future."

The National Aeronautics and Space Administration ("NASA") is also assisting the FAA in air traffic management solutions for the future of Urban Air Mobility, which include multiple use cases for eVTOL aircraft, including cargo transportation, military and law enforcement, and emergency/natural disaster response. In addition, the US Air Force established the Agility Prime Program, partnering with the commercial eVTOL industry to propel the third revolution in aerospace and start a new class of air mobility systems. These are just a few of the major changes and initiatives the nascent industry can anticipate in the coming years.

eVTOL Market Segmentation

Electric vertical takeoff and landing aircraft are changing the way the world thinks about air travel and redefining what is possible. We believe that there are over few hundred different eVTOL developers globally at the moment. The market itself is divided into three primary segments, namely: Cargo, Personal, and Air Taxi.

Air Taxi

The Air Taxi segment appears to be the most high-profile, with large commercial developers like Joby, Vertical and Archer in the limelight. These air taxi eVTOLs are much larger 4-6 seater aircraft strictly intended for commercial use (not for personal use) and entail highly complicated technological challenges and complex/lengthy certification processes with the FAA. Although these are our potential competitors, to our knowledge, none of these developers have publicly announced any plans to offer vehicles for personal purchase and use. As such, we see the tremendous benefit and value of entering the market with a personal eVTOL like the Doroni Hl-X.

Cargo

The cargo market includes developers such as Elroy Air and Metro, which don't fly a manned eVTOL and only fly cargo. By comparison, the Doroni HI-X eVTOL is designed to be a dual-use and can carry up to two passengers, pilot included, and/or cargo with a maximum payload of 500 lbs.

Personal

The personal eVTOL segment is further subdivided into 1- and 2-seater categories. 1-seaters typically have an open frame with exposed propellers, have a limited range, and are intended for leisure and recreational use. The Doroni HI-X is designed to fall under the 2-seater + payload category.

Competitors

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators, and local/regional incumbent aircraft charter services. Our competitors in the UAM market include companies such as Joby Aviation, Archer Aviation, and Volocpter GmbH. While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft design and vertically integrated approach offer the greatest long term prospects to successfully serve our customers and, in turn, to monetize the full value chain from development through operations.

Business Model and Differentiators

Our go-to-market personal eVTOL has multiple use cases across several sectors. Our business model consists of building and selling the Doroni HI-X eVTOL, generating revenue by specifically targeting emergency response, the military, law enforcement, and the purely recreational sports/leisure segment which also includes sustainable tourism. The HI-X is different than other available eVTOLs on the market because it is designed with ducted propellers that greatly increase overall safety, while also enabling a higher thrust efficiency and greatly reduced noise levels. We anticipate that the HI-X

will be equipped with airframe parachutes and a variety of sensors, which will help the aircraft maintain altitude and position in windy conditions and during close maneuvers in crowded environments. Our goal is to deliver up to 120 units in 2027 and approximately 1,800 units in 2030.

In the short term, we anticipate our early adopters and potential customer base to include aviation enthusiasts, who already own a traditional luxury automobile and/or luxury electric vehicle (such as a Tesla), and are interested in owning a personal eVTOL. In the long- term, we believe that the practicality and ease-of-use of flying in an eVTOL aircraft will come to take a significant share of commuter transportation.

Features

Our team designed an intuitive, easy-to-use aircraft control system for the HI-X based on an auto-stabilizing, multi-rotor aircraft with three axes of movement. Our unique patent for the design and aerodynamic features (Patent No. US D978,717 S) combines what we believe are the best elements of a drone and aircraft to deliver ease of use and quick deployment. We believe that this, combined with the HI's propulsion system, present an agile vehicle capable of accomplishing a variety of tasks across several target markets.

In terms of pilot control, the aircraft's control sticks mirror each other for right or left-handed uses, with control taken over by the last stick engaged. Pitch, roll, and yaw are integrated into this single stick, and anti-collision sensors will maintain the aircraft's position in the event the pilot removes his/her hand from the control stick.

The Doroni HI-X is expected to be 80% charged within 25 minutes, have a cruising speed of 100 mph, a max speed of 120 mph, and a range of 60 miles. As electric vehicle technology and battery management systems continue to advance, we project this range to increase to 100 miles as it nears product launch.

Safety

The customer is at the center of everything that we do. We have incorporated many safety considerations into the design and nature of the Doroni HI-X eVTOL. From its inception, through the Y6 and XS prototypes that preceded it, the Doroni HI is designed to maximize safety and will undergo exhaustive multi-level quality control.

First and foremost, as a flying vehicle capable of landing in a front yard or parking in a standard two-car garage, in areas near families and children at play, ducted propellers are a crucial facet. We believe that our aesthetically pleasing, patent design (Patent No. US D978,717 S) and engineering (Patent No. US-20220081107-Al) separate the Doroni H1-X from its competitors with enhanced overall safety while enabling a higher thrust efficiency (or more efficient in energy consumption) and greatly reduced noise levels.

We anticipate that the HI-X eVTOL will be equipped with airframe parachutes and a variety of sensors, including 360° anti-collision sensors, lidar, a barometer, and an Optic Flow camera to help maintain altitude and position in windy conditions. This is in addition to a variety of other safety features, namely: multiple redundancy batteries, emergency airbags, increased lift and stability, ten independent propulsion systems, energy-dissipating landing gear, and an energy-dissipating body.

Sources

1) https://www.urban.org/policy-centers/cross-center-initiatives/state-and-local-finance-initiative/state-and-local-backgrounders/highway-and-road-expenditures

2) https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions/

3) https://www.whitehouse.gov/bipartisan-infrastructure-law/; and https://www.whitehouse.gov/briefing-room/statements releases/2021/l1/06/fact-sheet-

4) https://www2.deloitte.com/us/en/insights/industry/aerospace-defense/advanced-air-mobility.html

5) https://www.faa.gov/sites/faa.gov/files/Urban%20Air%20Mobility%20%28UAM%29%20Concept%20of%200perations%202.0_0.pdf

6) https://www.faa.gov/newsroom/faa -proposes- rule-enhance-safety-and-performance- light-sport-aircraft

7) https://www.morganstanley.com/ideas/autonomous-aircraft

Current Stage and Roadmap

Current Stage

To date, we have raised over $7,200,000 through various fund raising campaigns. At the end of 2022, we moved into a new research and development facility, where we developed the Hl-Pl prototype. We are now developing the Hl X, a new full-scale, fully functional flying prototype. In addition, we have been coordinating with Space Florida, a state government agency, which is providing resources to bring our operations to scale (i.e. allocating land, building a production facility, and

tooling, leasing, etc.).

In late March 2023, we revealed the HI Pl model, the most comprehensive look at the go-to-market product we have offered to the public to date. In July 2023, we presented the Hi-X's cockpit via a full VR experience at the Sixteenth Annual Electrical Aircraft Symposium. We have received over 500 pre-orders from private consumers.

To the best of our knowledge, we have procured nearly all the technology, components (batteries, motors, etc.), and partnerships necessary to develop the Hl-X. We are, however, still in the development stage for all of our products, and have not yet established a manufacturing facility or manufacturing processes. Our target is to submit the Hl X to the FAA for certification and proceed to production in 2027.

Previous Development and Milestones

The HI Pl eVTOL prototype developed is the successor to two previous prototypes developed by us, the Y6 and XS prototypes. With the more recent of the two, the XS, we designed, built, tested, and successfully lifted off the 643 lb. full-scale prototype.

While achieving these accomplishments, we have received numerous press mentions, including the Miami Herald, Fox News, News Nation, Robb Report, Bloomberg, The Vertical Flight Society, Space Florida, the Florida Venture Forum, Green Technology, Aero News Network, eVTOL.com, FutureFlight.com, Ami Magazine, Refresh Miami, Yahoo! Finance, and the BBC.

Intellectual Property

We have seven patent applications currently pending and two patents approved: Patent No. US D978,717 S (application no. 29/756587) for the design of a personal aircraft and Patent No. US-20220081107-Al (application no. 17/478,870) for utility. The first patent was filed on October 29, 2020, and published on February 21, 2023, and has a term of 15 years; the second was filed on September 17, 2021, and was approved for issuance on February 1, 2024. We intend to grow our current intellectual property to include design, aerodynamic, and battery utility patents by the end of 2025.

Employees

We currently have one full-time employees, four full time consultants and work with various other independent contractors and consultants, allowing us to maintain a low full-time headcount.

Property

We maintain virtual offices at the site of our previous physical offices located at 11555 Heron Bay Blvd., Suite 200, Coral Springs, FL 33076. Our physical offices are located at 935 NW 31st Avenue, Suite F, in Pompano Beach, Florida, where we lease 10,966 square feet of office space under a lease that expires December 31, 2025. Our current rent is $15,113, increasing to $15,868 per month on January 1, 2025. Our estimated monthly common area maintenance expenses are $5,721.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

Future Roadmap

We project to have a full-scale, fully functional flying HIX eVTOL prototype completed during 2025 and are targeting a Light-Sport Aircraft certification with the FAA ahead of the product launch at the beginning of 2027.

Currently, our future development roadmap includes, but is not limited to completing the full-scale, fully functional flying Hl X prototype; the evolution of system and software architecture including protocols; testing in various conditions, i.e. weather, winds, temperatures, and working with a Designated Engineering Representative to assist the company in securing an LSA certification with the FAA.

The Team

Officers and Directors

Name: Doron Merdinger

Doron Merdinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO), Founder, Director
  Dates of Service: November, 2016 - Present
  Responsibilities: CEO of the Company; responsibilities include overseeing the day-to-day operations of the company and managing all strategy and business decisions. Mr. Merdinger is the Company's majority shareholder with

50,585,000 shares of Common Stock.

Name: Yoram Bibring

Yoram Bibring's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer (CFO) - Fractional
  Dates of Service: November, 2024 - Present
  Responsibilities: Overseeing the day-to-day financial operations of the Company and together with the CEO, setting the financial strategy of the Company. Mr. Bibring is engaged as a contractor.

Other business experience in the past three years:

- Employer: Self Employed
  Title: Consultant
  Dates of Service: December, 2023 - October, 2024
  Responsibilities: Financial consultant

Other business experience in the past three years:

- Employer: Marpai, Inc.
  Title: CFO
  Dates of Service: September, 2021 - November, 2023
  Responsibilities: Officer responsible for the day-to day-financial operations and part of the management team that set the strategy of the Marpai, Inc.

Name: Omer Bar Yohay

Omer Bar Yohay's current primary role is with Data Blanket, Inc. Omer Bar Yohay currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: December, 2024 - Present
  Responsibilities: Overseeing the management of the Company and participating in setting the strategy of the company.

Other business experience in the past three years:

- Employer: Data Blanket, Inc
  Title: Co-Founder and CEO
  Dates of Service: November, 2022 - Present
  Responsibilities: Officer responsible for the long-term strategy and day-to-day operations of Data Blanket, Inc.

Other business experience in the past three years:

- Employer: AutoFlight, Inc.
  Title: President
  Dates of Service: April, 2022 - March, 2023
  Responsibilities: Officer responsible for the strategic structure, development and certification program, testing, and operations of AutoFlight, Inc.

Other business experience in the past three years:

- Employer: Eviation Aircraft, Inc.
  Title: Co-Founder and CEO
  Dates of Service: February, 2015 - March, 2022
  Responsibilities: Officer responsible for the long-term strategy and day-to-day operations of Eviation Aircraft, Inc.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. Following your investment, there will be certain transfer restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business

plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed 2 Preferred Stock in the amount of up to $ 3,157,150.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company will require additional funds in the near term, which it plans to raise in parallel or near-term additional offerings, such efforts to raise funds include the funds that it expects to receive as a result of the transaction with KAI described herein .If the Company cannot raise those funds for whatever reason, including the failure of the KAI transaction to close and/or other reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We will need to raise additional equity capital concurrently with this offering and in the near future, in order to fulfill our growth objectives. Issuing more equity will require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our efforts at bringing our products to market. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our efforts at bringing our products to market, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will need to engage in common equity, debt, or preferred stock financings in the near future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying Securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in its contemplated parallel and near-term future offerings to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Securities we are offering now and plan to offer in the near term, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation Crowdfunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Regulation D under the Securities Act of 1933, as amended or Regulation Crowdfunding), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to regulations related to the manufacturing, labeling, distribution, sale, and use of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its

financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Investing in our Series Seed 2 Preferred Stock involves risk.
Investing in our Series Seed 2 Preferred Stock involves risk. In evaluating us and an investment in our Series Seed 2 Preferred Stock, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results, or financial condition, as well as adversely affect the value of an investment in our Series Seed 2 Preferred Stock. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations. eVTOL aircraft involve a complex set of technologies, which we must continue to further develop. However, before eVTOL aircraft can fly, we must receive requisite certifications and approvals from applicable governmental authorities. There is no assurance that our design, development, and certification efforts will result in our receiving certification of our aircraft from the Federal Aviation Administration (the "FAA"). In order to achieve FAA certification, the performance, reliability and safety of eVTOL aircraft must be established, none of which can be assured. In particular, there is a risk that we will not obtain one or more certifications from the FAA that are required for ultimate use of our aircraft, or will experience delays in receiving one or more of these certifications. Additional challenges to the adoption of our eVTOL aircraft, all of which are outside of our control, include: market acceptance of eVTOL aircraft; state, federal or municipal regulatory and licensing requirements for our eVTOL aircraft and operators of our eVTOL aircraft; necessary changes to existing infrastructure to enable adoption, including installation of necessary charging and other equipment; and public perception regarding the safety of eVTOL aircraft. There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state, and local laws and regulations that address eVTOL aircraft more specifically could delay or prevent our ability to commercially launch our eVTOL aircraft. In addition, depending on the nature of any revised regulations, we may need to modify our approach to certification, it may be difficult for us to timely comply with such regulations, and we may not be able to timely achieve FAA certification for our aircraft. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in commercializing our aircraft, which could adversely affect our prospects, business, financial condition and results of operations. In addition, there can be no assurance that the market will accept eVTOL aircraft, that we will be able to execute our business strategy, or that our eVTOL aircraft will obtain the necessary government approvals or be successful in the market. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition, and results of operations.

Prospective purchasers or lessees of our aircraft may be unable to obtain the required license to personally operate our aircraft.
Under current regulations, operators of our aircraft will be required to hold a valid Airline Transport Pilot's license with advanced training requirements. The issuance of such a pilot license is subject to the approval and discretion of the FAA and depends upon meeting its established criteria. The difficulty and/or inability or unwillingness of consumers to obtain the requisite licensing could adversely impact our projected future sales. It is anticipated that the FAA will adopt a simpler pilots' license requirement which will allow a broader group of consumers to operate a eVTOL but this may not happen or it

may happen over a long period of time.

The market for urban air mobility vehicles has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.
The urban air mobility vehicle ("UAM") market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. This market is new, rapidly evolving, characterized by rapidly changing technologies, significant competition, evolving government regulation and industry standards, new aircraft and changing consumer demands and behaviors. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters to widely adopt air mobility as an alternative to ground transportation. If the public does not perceive UAM as beneficial, or chooses not to adopt UAM, the market for our products may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential purchasers of our vehicles cannot be predicted with any degree of certainty, and we cannot assure you that we will be able to operate in a profitable manner. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations.

There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.
Our growth is highly dependent upon consumer adoption of an entirely new form of mobility offered by eVTOL aircraft and the UAM market. If consumers do not adopt this new form of mobility or are not willing to pay the prices we project for our products, our business may never materialize.

Certain localities may reject eVTOL operations due to a perceived risk of safety or burden on local communities from eVTOL operations.
The safety record of our aircraft will depend on factors external to the vehicle and the understanding of which is currently being constructed, such as the integration of the use of our aircraft with other aircraft operating in the same urban airspace. If the prediction of important characteristics of the system, such as route placement, vehicle separation and communication protocols, is not accurate, or if these considerations are not properly taken into account, it could materially adversely affect our business, financial condition and results of operations. The approval of local authorities of the operation of the eVTOLs will be influenced by the public opinion about the burdens imposed by the vehicle operations. Local populations, being potential users of our aircraft or not, may perceive the external noise of the vehicles, visual pollution and changes in the neighborhood provoked by aircraft operations to be unreasonable with respect to the benefits brought by the vehicles in terms of traffic congestion reduction and decrease in travel times. If that is the case, the demand for the vehicles and our operations may be negatively affected.

Crashes, accidents, or incidents of eVTOL aircraft involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.
Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft are possible. Any such occurrence involving our aircraft may negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to our product launch. In addition, the operation of aircraft is subject to various risks, and we expect demand for our products to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain FAA certification for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters are due to a safety issue. We believe that regulators and the general public are still forming their opinions about the safety and utility of UAM, their advanced flight control software capabilities and their operation in and around urban areas. An accident or incident involving either our aircraft or a competitor's aircraft while these opinions are being formed, could have a disproportionate impact on the longer-term view of the emerging UAM market. We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand, or other companies in our industry. If our aircraft, or other types of aircraft are involved in a public incident, accident, cyberattack or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such matter. If our insurance is inapplicable or inadequate, we may be forced to bear substantial losses. In addition, any such incident could create an adverse public perception, which could harm our reputation, and result in consumers being reluctant to purchase our aircraft, which could adversely impact our business, results of operations, financial conditions, and prospects.

We may be unable to obtain regulatory approvals required to manufacture and commercialize our aircraft.
Our ability to manufacture and sell our product depends on outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission), U.S. Department of Transportation, Federal Travel Regulations, and other relevant government laws and regulations and requires certain regulatory authorizations and certifications. While we anticipate being able to obtain the required authorizations and certifications, we may be unable to do so on the timeline we project or at all. If we fail to obtain any of the required authorizations or certificates, or to do so in a timely manner, or any of these authorizations or certificates are modified, suspended, or revoked after we obtain them, we may be unable to launch product sales or do so on the timelines we project, which may have an adverse impact on our business, financial condition and results of operations. In addition, if any changes to such laws and regulations make it too costly or otherwise make it unfeasible for us to manufacture and sell our products, your investment in us would be affected. Our business model is contingent on our aircraft being classified as "Light Sport Aircraft" ("LSA") under new proposed FAA regulations. To achieve LSA classification, our aircraft must satisfy specific requirements outlined by the FAA. Failure to meet these strict

requirements could result in our aircraft not being eligible for LSA classification. If our aircraft do not qualify as LSAs due to non-compliance with FAA regulations, our operations, revenue, and future prospects may be significantly impacted. We may face restrictions on our target market, reduced customer demand, and increased compliance expenses. Furthermore, being unable to classify as an LSA could subject us to more stringent regulations, leading to potential delays and higher costs in obtaining necessary certifications. Any inability to meet the required criteria may have adverse effects on our financial condition and operational capabilities.

We may be unable to obtain regulatory approvals required to manufacture and commercialize our aircraft.
Our ability to manufacture and sell our product depends on outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission), U.S. Department of Transportation, Federal Travel Regulations, and other relevant government laws and regulations and requires certain regulatory authorizations and certifications. While we anticipate being able to obtain the required authorizations and certifications, we may be unable to do so on the timeline we project or at all. If we fail to obtain any of the required authorizations or certificates, or to do so in a timely manner, or any of these authorizations or certificates are modified, suspended, or revoked after we obtain them, we may be unable to launch product sales or do so on the timelines we project, which may have an adverse impact on our business, financial condition and results of operations. In addition, if any changes to such laws and regulations make it too costly or otherwise make it unfeasible for us to manufacture and sell our products, your investment in us would be affected. Our business model is contingent on our aircraft being classified as "Light Sport Aircraft" ("LSA") under new proposed FAA regulations. To achieve LSA classification, our aircraft must satisfy specific requirements outlined by the FAA. Failure to meet these strict requirements could result in our aircraft not being eligible for LSA classification. If our aircraft do not qualify as LSAs due to non-compliance with FAA regulations, our operations, revenue, and future prospects may be significantly impacted. We may face restrictions on our target market, reduced customer demand, and increased compliance expenses. Furthermore, being unable to classify as an LSA could subject us to more stringent regulations, leading to potential delays and higher costs in obtaining necessary certifications. Any inability to meet the required criteria may have adverse effects on our financial condition and operational capabilities.

If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.
A failure to increase air traffic capacity in the airspace serving our target markets could have a material adverse effect on our business. Weaknesses in the National Airspace System and the Air Traffic Control ("ATC") system, such as outdated procedures and technologies, could result in capacity constraints prohibiting or limiting the ability of our customers to operate our aircraft. While our aircraft is designed to operate in the National Airspace System under existing rules, our business at scale will likely require airspace allocation for UAM operations and could result in regulatory changes. Our inability to obtain sufficient access to the National Airspace System or to comply with any regulatory changes could increase our costs of our aircraft, which could reduce demand and have an adverse impact on our business, financial condition, and results of operations.

Our competitors may commercialize their technology before us
We believe that the primary sources of competition for our service are ground-based mobility solutions, eVTOL facilitated aerial ridesharing services, and other eVTOL developers/operators. If new or existing aerospace companies launch competing solutions in the markets in which we intend to sell our products, or obtain large-scale capital investment, we may face increased competition. Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future, which may allow them to devote greater resources to the development, certification and marketing of their products and services or to offer lower prices. Our competitors may also establish strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Some have more experience in the aerospace industry than we have, and foreign competitors could benefit from subsidies or other protective measures offered by their home countries. Any of the foregoing could harm our business, financial condition, operating results, and prospects.

Our aircraft may fail to achieve performance expectations.
Our aircraft may fail to achieve our performance expectations. For example, our aircraft may have a higher noise profile or have shorter maximum range than we estimate. Our aircraft also use a substantial amount of software code to operate.

Software products are inherently complex and often contain defects and errors when first introduced.
We may incur significant costs to address any performance issues, or if not detected or addressed, such issues could negatively impact our business, financial condition, operating results, and prospects. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the expected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft. We expect to introduce new and additional features and capabilities to the aircraft over time. We may be unable to develop or certify these upgrades in a timely manner or at all, which may have an adverse impact on our business, financial condition, and results of operations.

We may not be able to produce aircraft in the volumes and on the timelines we project
There are significant challenges associated with producing aircraft in the volumes that we are projecting. As we are in development stage, we have not yet established a manufacturing facility or manufacturing processes. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements,

investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market, the need for specialized design and development expertise, extensive regulatory requirements, the challenge of establishing a brand name and image and the need to establish maintenance and service locations. As a future manufacturer of electric aircraft, we will face a variety of added barriers to entry including additional costs of developing and producing an electric powertrain, regulations associated with the transport of batteries and unproven customer demand for a fully electric UAM eVTOL. The timing of our production ramp depends upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It also depends on being able to obtain timely Production Certification from the FAA and sufficient staffing to support production objectives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed. If any of the foregoing risks occurs, it could adversely affect our business, financial condition, operating results, and prospects.

Our financial statements include a going concern note.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

We may not be able to produce aircraft in the volumes and on the timelines we project
There are significant challenges associated with producing aircraft in the volumes that we are projecting. As we are in development stage, we have not yet established a manufacturing facility or manufacturing processes. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market, the need for specialized design and development expertise, extensive regulatory requirements, the challenge of establishing a brand name and image and the need to establish maintenance and service locations. As a future manufacturer of electric aircraft, we will face a variety of added barriers to entry including additional costs of developing and producing an electric powertrain, regulations associated with the transport of batteries and unproven customer demand for a fully electric UAM eVTOL. The timing of our production ramp depends upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It also depends on being able to obtain timely Production Certification from the FAA and sufficient staffing to support production objectives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed. If any of the foregoing risks occurs, it could adversely affect our business, financial condition, operating results, and prospects.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property. We have two design patents pending and one approved and published, in addition to trademarks, copyrights, internet domain names, and trade secrets (including issued Patent No. US D978,717 S). Competitors may misappropriate or violate the rights owned by us. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may be costly. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

If we cannot raise sufficient funds, we may not succeed.
Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

No public trading market currently exists for our Series Seed 2 Preferred Stock.
There is no public market for our Series Seed 2 Preferred Stock. Until our Series Seed 2 Preferred Stock are listed on an exchange, if ever, you may not sell your Series Seed 2 Preferred Stock unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Series Seed 2 Preferred Stock promptly or at all. If you are able to sell your Series Seed 2 Preferred Stock, you may have to sell them at a substantial discount to the price

you paid for the Series Seed 2 Preferred Stock.

Terms of subsequent financings may adversely impact your investment.
Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Series Seed 2 Preferred Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series Seed 3 Preferred Stock. In addition, ifwe need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Series Seed 2 Preferred Stock have no voting rights.
Subject to applicable law and, except as mentioned in our organizational documents, the holders of Series Seed 2 Preferred Stock have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Series Seed 2 Preferred Stock disapprove. In assessing the risks and rewards of an investment in the Series Seed 2 Preferred Stock, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees, and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Series Seed 2 Preferred Stock will be subject to the decisions of our directors, officers, employees, and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.
In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Florida, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Foreign securities laws may govern your investment.
Prior to accepting any subscriptions from residents of foreign jurisdictions, we may consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Series Seed 2 Preferred Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Series Seed 2 Preferred Stock for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

We rely on third parties to provide services essential to the success of our business.
We rely and shall rely on third parties to provide a variety of essential business functions for us, including software development, design, and manufacturing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner, which could materially damage our brand, business, prospects, financial condition, and operating results.

We depend on technology and advanced information systems, which may fail or be subject to disruption.
There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology ("IT") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We store investor, customer, and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

Procuring, manufacturing, and selling our products internationally may present risks.
Certain components of our aircraft may be procured and/or manufactured internationally. We also may sell our aircraft internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that a future coronavirus outbreak or another global pandemic could disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. We are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results, and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for design, manufacturing, regulatory approval, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact on our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

This Offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised.
We are offering Series Seed 2 Preferred Stock in the amount of up to $3,157,150.80 in this offering but may sell much less. This offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

KAI Investment
As disclosed above, the Company has signed a Stock Purchase Agreement for a common stock investment of up to $30 million by KAI, $5 million of which are expected to be available to the Company on closing, and the remaining investment amount will be remitted to the Company over time, within two years following the closing thereof and subject to meeting certain milestones and timeline agreed to. We have no certainty that the Company will meet the milestones agreed to as part of the transaction or meet said milestone within the agreed timeline to comply with the investment tranches' criteria, in which case the Company will need to find an alternative source of funding. Additionally, if subject to the terms and conditions of the Stock Purchase Agreement, KAI is granted a royalty free license to the Company's technology to develop and market aircrafts, such license might interfere with the Company's intentions to raise more funds and commercialize its technology.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Doron Merdinger	50,585,000	Common Stock	69.203%

The Company's Securities

The Company has authorized Common Stock, Class A Common Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,066,605 of Series Seed-2 Preferred Stock.

Common Stock

The amount of security authorized is 65,000,000 with a total of 58,186,044 outstanding.

Voting Rights

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

Material Rights

There are no material rights associated with Common Stock.

Class A Common Stock

The amount of security authorized is 37,000,000 with a total of 7,896,377 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

The amount of security authorized is 37,000,000, with a total of 14,910,409 outstanding on a fully diluted basis, including 7,775,726 shares to be issued pursuant to outstanding stock options awarded under the Company's 2022 stock option plan, 3,580,008 reserved but unissued under the 2022 Stock Option Plan, 90,510 reserved for issuance pursuant to outstanding warrants, 2,501,218 reserved for issuance upon the conversion of Series Seed-1 Preferred Stock and 932,806 reserved for issuance upon the conversion of Series Seed-2 Preferred Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,600,000 with a total of 2,501,218 outstanding.

Voting Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Material Rights

The Series Seed-1 Preferred Stock are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

The Series Seed-1 Preferred Stock have preference, together with the Series Seed 2 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Series Seed-2 Preferred Stock

The amount of security authorized is 20,400,000 with a total of 932,806 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (in which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

Material Rights

The Series Seed-2 Preferred Stock have preference, together with the Series Seed 1 Preferred Stock, in any distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, in an amount reflecting the original issue price of their shares.

In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed-I Preferred Stock and Series Seed-2 Preferred Stock in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The aforesaid shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

Voting Rights of Securities Sold in this Offering

The Series Seed 2 Preferred Stock being offered herein do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the "Class A Common Stock") (into which the Series Seed 2 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

As a condition to the purchase of the Securities, upon the issuance of the Securities the Subscriber agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent,

(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

Dividend, Liquidation Preference, and Conversion Rights are detailed in Exhibit F of this offering document.

What it means to be a minority holder

As a minority holder of Series Seed 2 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights with regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and would have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public

offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Please see the Company Overview section for additional information regarding the recently entered into Stock Purchase Agreement with Innovation Wings Industries and consider how this agreement may result in additional dilution.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $12,980.00
  Number of Securities Sold: 0
  Use of proceeds: Founder's Shares+ R&D
  Date: October 06, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,030,180.00
  Number of Securities Sold: 4,645,592
  Use of proceeds: R&D and Marketing
  Date: April 29, 2022
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 84,536
  Use of proceeds: StartEngine Equity Fee from Reg CF
  Date: April 29, 2022
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,415,000
  Use of proceeds: 2022 Equity Incentive Plan
  Date: January 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,304,000
  Use of proceeds: New Employee Option Plan

Date: July 01, 2022
Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,353,973.84
Number of Securities Sold: 1,274,441
Use of proceeds: R&D
Date: March 04, 2023
Offering exemption relied upon: Regulation CF

- Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 28,475
Use of proceeds: StartEngine Equity Fee from Reg CF
Date: March 04, 2023
Offering exemption relied upon: 506(b)

- Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $2,248,112.56
Number of Securities Sold: 1,115,440
Use of proceeds: R&D
Date: December 11, 2023
Offering exemption relied upon: 506(b)

- Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 27,194
Use of proceeds: StartEngine Equity Fee from Reg CF
Date: December 11, 2023
Offering exemption relied upon: 506(b)

- Name: Series Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,764,094.88
Number of Securities Sold: 894,959
Use of proceeds: R&D
Date: October 15, 2024
Offering exemption relied upon: Regulation CF

- Name: Series Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 17,879
Use of proceeds: StartEngine Equity Fee from Reg CF
Date: October 15, 2024
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We were organized as Doroni Aerospace LLC, a Florida limited liability company in May 2018, and converted into a Delaware corporation on October 6, 2021. Our offices are located in Pompano Beach, Florida. We have developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform.

2023 Annual Period Compared to 2022 Annual Period Revenue, Cost of Goods Sold, and Gross Margin

For the year ended December 31, 2023 (the "2023 Annual Period") and the year ended December 31, 2022 (the "2022 Annual Period") we had no revenue, no cost of goods sold and no gross profit or loss.

Operating Expenses

Total operating expenses for the 2023 Annual Period were $3,324,944 compared to $2,352,717 for the 2022 Annual Period. The primary drivers of the increase were primarily driven by the commencement of development of our HI-PI prototype, which was primarily developed during the 2023 Annual, including: (1) an increase of approximately $164,154 in research and development expenses, as a result of ramping up research and development during 2023; and (2) an increase of approximately $808,073 in general and administrative expenses.

Loss From Operations

Our loss from operations was $3,324,944 for the 2023 Annual Period, compared to $2,352,717 for the 2022 Annual Period.

Net Loss

Our net loss for the 2023 Annual Period was $3,399,673, compared to a net loss of $2,356,538, for the 2022 Annual Period.

Historical results and cash flows:

The Company is currently in the pre-revenues research and development stage.

We expect to continue to generate negative cash flow from operations and to fund our operations from sale of equity securities and/or debt. Assuming we can raise the funds needed to operate and grow the business as planned, we estimate that we will start delivering the H1-X to customers in 2027 and we expect to start generating positive cash flows from operations in 2028. Our estimates are based on various assumptions, including without limitation, our ability to obtain financing. We believe that our estimates are reasonable but there is no assurance that we will be able to raise the necessary funds and that our estimates regarding our cash flows from operations and free cash flow will come to fruition.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 19, 2025, the Company had approximately $384,400 in cash on hand. In addition, on February 14, 2025 we entered into a $30 million common shares purchase agreement (the "SPA") with KAI. Pursuant to the terms of the SPA , KAI will invest $5 million at the closing of the agreement, expected within 30 days and additional $25 million within the next 18 months, subject to the Company meeting certain development milestones.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The SPA with KAI, which is expected to provide the Company $30 million in cash over the next 18 months, is expected to provide most if not all the funds that are needed to complete the development of the H1-X. If the SPA funds are invested in accordance with the terms of the SPA (which entails a timely closing and the Company meeting the payment milestone as planned), then the funds provided by this campaign will become relatively immaterial to the overall financial resources available to the Company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that we expect to raise, a small portion will be made up of funds raised from the crowdfunding campaign, even if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Assuming that the SPA closes as planned and that we meet the payment milestone described in the SPA ,we believe that we can operate the Company for the next two years. We are assuming that we will gear up our monthly burn to over $1 million within a few months.

How long will you be able to operate the company if you raise your maximum funding goal?

Assuming that the SPA closes as planned and that we meet the payment milestone described in the SPA ,we believe that we can operate the Company for the next two years. We are assuming that we will gear up our monthly burn to over $1 million within a few months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our main additional source of capital is the SPA with KAI. We currently do not have any specific plans for additional financings.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $205,768,677.20

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) we have not included 3,580,008 shares reserved for issuance under a stock plan as they are unissued.

The fully-diluted calculation also does not include 7,725,161 shares of Common Stock that will be issued upon the Closing of the Company's Stock Purchase Agreement with Innovation Wings Industries and any additional shares that may be issued under that agreement.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,157,150.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Working Capital
  93.5%

Working capital needs of the company that include the costs of developing the H1-X as well as general and administrative and marketing costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://doroni.io/ (https://www.doroni.io/ (Investors button on bottom of home page of website.)).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/doroni

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Doroni Aerospace, Inc

[See attached]

DORONI AEROSPACE, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Doroni Aerospace, Inc.
Coral Springs, Florida

Opinion

We have audited the financial statements of Doroni Aerospace, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 2, 2024
Los Angeles, California

DORONI AEROSPACE INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	735,177	$	395,418
Prepaids and other current assets		389,975		513,929
Total current assets		**1,125,152**		**909,347**
Property and equipment, net		28,431		6,028
Right of use assets		303,057		454,586
Total assets	$	**1,456,640**	$	**1,369,961**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	20,600	$	69,839
Credit card		62,940		31,156
Right of use liability, current portion		133,031		136,924
Other current liabilities		16,209		16,982
Total current liabilities		**232,780**		**254,901**
Right of use liability		186,547		334,182
Other long-term liabilities		150,000		130,000
Total liabilities	$	**569,327**	$	**719,083**
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par, 100,000,000 shares authorized 55,317,151 and 55,315,128 shares issued and outstanding as of December 31, 2023 and 2022	$	175	$	175
Class A Common Stock, $0.00001 par, 20,000,000 shares authorized 0 and 0 shares issued and outstanding as of December 31, 2023 and 2022		-		-
Series Seed-1 Preferred Stock, $0.00001 par, 10,000,000 shares authorized 2,404,194 and 780,740 shares issued and outstanding as of December 31, 2023 and 2022		24		8
Additional Paid In Capital		6,901,054		3,264,962
Retained earnings/(Accumulated Deficit)		(6,013,940)		(2,614,267)
Total stockholders' equity		**887,313**		**650,878**
Total liabilities and stockholders' equity	$	**1,456,640**	$	**1,369,961**

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of services	-	-
Gross profit	-	-
Operating expenses		
Research and development	974,261	810,107
General and administrative	2,350,683	1,542,610
Total operating expenses	3,324,944	2,352,717
Operating income/(loss)	(3,324,944)	(2,352,717)
Interest expense	(74,927)	(3,893)
Other income/(loss)	198	72
Income/(Loss) before provision for income taxes	(3,399,673)	(2,356,538)
Benefit/(Provision) for income taxes	-	-
Net income/(Net Loss)	$ (3,399,673)	$ (2,356,538)

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2023

(USD $ in Dollars, except per share data)	Common Stock		Class A Common Stock		Series Seed-1 Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	14,399,119	$ 144	-	$ -	-	$ -	$ 480,024	$ (257,729)	$ 222,439
Stock forfeiture	(1,353,750)	-	-	-	-	-	-	-	-
Stock Split (4:1)	39,136,107	-	-	-	-	-	-	-	-
Issuance of common stock - Reg CF1	3,080,420	31	-	-	-	-	692,856	-	692,887
Issuance of common stock - broker compensation	53,232	-	-	-	-	-	13,308	-	13,308
Issuance of Seed 1 - Preferred stock - Reg CF2	-	-	-	-	774,917	8	1,328,811	-	1,328,819
Issuance of Seed 1 - Preferred stock - broker compensation	-	-	-	-	5,823	-	14,441	-	14,441
Offering costs	-	-	-	-	-	-	(136,069)	-	(136,069)
Share-Based Compensation	-	-	-	-	-	-	871,591	-	871,591
Net income/(loss)	-	-	-	-	-	-	-	(2,356,538)	(2,356,538)
Balance—December 31, 2022	55,315,128	$ 175	-	$ -	780,740	$ 8	$ 3,264,962	$ (2,614,267)	$ 650,878
Prior year adjustment	2,023	-	-	-	-	-	-	-	-
Issuance of Seed 1 - Preferred stock - Reg CF2	-	-	-	-	493,701	5	1,035,016	-	1,035,021
Issuance of Seed 1 - Preferred stock - Reg CF3	-	-	-	-	1,115,440	11	2,248,113	-	2,248,124
Issuance of Seed 1 - Preferred stock - Dealmaker	-	-	-	-	14,313	-	9,690	-	9,690
Offering costs	-	-	-	-	-	-	(171,042)	-	(171,042)
Share-Based Compensation	-	-	-	-	-	-	514,316	-	514,316
Net income/(loss)	-	-	-	-	-	-	-	(3,399,673)	(3,399,673)
Balance—December 31, 2023	55,317,151	$ 175	-	$ -	2,404,194	$ 24	$ 6,901,054	$ (6,013,940)	$ 887,313

See accompanying notes to financial statements.

DORONI AEROSPACE INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,399,673)	$	(2,356,538)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		15,759		15,515
Share based compensation expense		514,316		871,591
Non-cash lease expense		12		16,520
Changes in operating assets and liabilities:				
Prepaids and other current assets		123,954		(169,329)
Accounts payable		(49,239)		69,839
Credit Card		31,784		3,891
Other liabilities		19,227		140,005
Net cash provided/(used) by operating activities		**(2,743,860)**		**(1,408,506)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(38,162)		(1,819)
Net cash used in investing activities		**(38,162)**		**(1,819)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issuance of stock, net of offering costs		3,121,781		1,603,349
Net cash provided/(used) by financing activities		**3,121,781**		**1,603,349**
Change in cash & cash equivalents		339,759		193,024
Cash—beginning of the year		395,418		202,394
Cash—end of the year	$	**735,177**	$	**395,418**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	(74,927)	$	(3,893)
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Stock issued as broker commission	$	-	$	14,441

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Doroni Aerospace LLC was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021 in the state of Delaware. The financial statements of Doroni Aerospace Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Coral Springs, Florida.

The Company is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft ("eVTOL") mobility platform. The Company's go-to-market product currently under development, the Doroni HI, is a two seater personal eVTOL that is anticipated by the Company to be made available for public purchase which anyone can own, fly, and park in a standard two car garage. In order to get started, the Company anticipates that customers will need a current valid driver's license and completion of a 20-hour training course provided by the Company. Doroni is targeting a Light Sport Aircraft ("LSA") certification with the Federal Aviation Administration ("FAA") ahead of Doroni's anticipated product launch in the beginning of 2026.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022 the Company's cash & cash equivalents exceeded FDIC insured limits by $485,177 and $145,418 respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture & Fixtures	3 years
Tools, Machinery & Equipment	3 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer. The Company will earn revenues from sales of electrically powered vertical takeoff and landing vehicles.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred. Research and development expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $974,261 and $810,107.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs incurred during the years ended December 31, 2023, and 2022 are $352,487 and $169,243, respectively.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 2, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,		2023		2022
Prepaid expenses	$	33,931	$	96,005
Deposits		98,174		133,324
Escrow receivable		257,870		284,600
Total Prepaids and Other Current Assets	$	389,975	$	513,929

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Accrued Expenses		2,037		12,541
Tax Payable		14,172		4,443
Total Other Current Liabilities	$	16,209	$	16,984

Other long-term liabilities consist of the following items:

Other Long-term liabiliites				
As of December 31,	**2023**		**2022**	
Advances Received	150,000		130,000	
Total Other Long-termLiabilities	$	150,000	$	130,000

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023		2022	
Computers	$	23,191	$	9,119
Tools, Machinery & Equipment		21,490		-
Furniture & Fixtures		2,600		-
Property and Equipment, at Cost		47,281		9,119
Accumulated depreciation		(18,850)		(3,091)
Property and Equipment, Net	$	28,431	$	6,028

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $15,759 and $2,888, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 55,317,151 and 55,315,128 Common Shares have been issued and outstanding, respectively.

Class A Common Stock

The Company is authorized to issue 20,000,000 shares designated as class A Common Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, no class A Common Shares have been issued and outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 10,000,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2023, and December 31, 2024, 2,404,194 and 780,740 Series Seed-1 Preferred Stock have been issued and outstanding, respectively.

DORONI AEROSPACE INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

6.   SHARE-BASED COMPENSATION

During 2022, the Company adopted its 2022 Equity Incentive Plan (which may be referred to as the "Plan 1"). The Company reserved 1,353,750 shares of its Common Stock to Plan 1, and, in giving effect to a 1:4 stock split effected by the Company, there are now 5,415,000 shares of the Company's Common Stock allocated to the Plan 1, which provides for the grant of shares of stock options, stock appreciation rights, and other stock-based awards to employees, non-employee directors, and non-employee consultants.

During 2022, the Company adopted its 2022 Stock Plan (which may be referred to as the "Plan 2"). The Company reserved 3,304,000 shares of its Class A Common Stock and pursuant to the Plan 2, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023	2022
Expected life (years)	10.00	5.00 - 7.40
Risk-free interest rate	4.23%	2.41% - 4.25%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$ -	$ -	-
Granted	7,315,000	0.59	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	$ 7,315,000	$ 0.59	9.39
Granted	1,658,611	0.04	-
Exercised	-	-	-
Expired/Cancelled	(1,720,000)	(0.47)	-
Outstanding at December 31, 2023	$ 7,253,611	$ 0.59	8.58

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

7.   LEASES

In November 2022, the Company entered into a lease agreement to rent its primary business premises. The lease has an original period expiring on December 31, 2025. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of December 31, 2023, and 2022 is 2 years and 3 years, respectively.

The weighted average discount rate used for the years ended December 31, 2023, and 2022 was 10%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2023, are as follows:

For Year Ended December 31,	
2024	$ 181,350
2025	190,418
Thereafter	-
Undiscounted lease payments	371,768
Less: Present value discount	- 33,693
Total	$ 338,075

8.   RELATED PARTY TRANSACTIONS

There are no related party transactions.

9.   INCOME TAXES

The provision for income taxes consists of the following:

As of December 31,		2023		2022
Net Operating Loss	$	(1,009,703)	$	(699,892)
Valuation Allowance		1,009,703		699,892
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(1,738,638)	$	(728,935)
Valuation Allowance		1,738,638		728,935
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,854,002. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through May 2, 2024, which is the issuance date of these financial statements.

In 2024, the Company issued 60,887 shares of Series Seed-1 Preferred Stock for gross proceeds of $151,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The Company has a net operating loss of $3,399,673, an accumulated deficit of $6,013,940, an operating cash flow loss of $2,743,860, and liquid assets in cash of $735,177. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF DORONI AEROSPACE

Support Doroni’s Journey to Test Flights by 2025

Doroni is actively developing innovative eVTOL technology, focusing on personal flying vehicles designed to transform mobility. With successful prototype tests and key patents secured, Doroni aims to establish itself as a prominent player in a rapidly growing market, working to make personal flight more accessible.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



THE DORONI H1-X
N566DA
*Images are computer-generated demo versions. The product is still currently under development.
DORONI

$529,553.45 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$2.96 Per Share

PREVIOUSLY CROWDFUNDED ⊕
$7,430,183.23

RAISED ⊕
$529,553.45

INVESTORS
280

MIN INVEST ⊕
$594.96

VALUATION ⊕
$205.77M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? **See here**

REASONS TO INVEST

⟳ **Proven Innovation with Breakthrough Achievements:** Doroni has raised $8M, developed the H1 prototype, achieved flight, and holds 9 patents tackling eVTOL safety and noise challenges.

⟳ **A Clear Path to Transformative Milestones:** Doroni, supported by early interest and preorders, is raising $3M to develop the H1-X prototype, conduct advanced testing, and initiate initial test flights by late 2025, with FAA certification and production targeted for 2027.

⟳ **Growth in eVTOL and UAM Markets:** The eVTOL market is projected to reach $170B by 2034, while UAM could hit $1T by 2040 and $9T by 2050, according to Precedence Research and Morgan Stanley.

TEAM



Doron Merdinger • Founder, CEO & Director

As CEO of Doroni Aerospace, Doron champions operational excellence. Previously, he was a 20-year CEO leading innovative tech solutions at Merdinger House of Design, doubling revenues in four years as CEO of Hazorfim. An NYU Stern graduate in Intl. Business, Doron guest lectures at Florida Atlantic University.

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in

David Gambill • Chief Aerospace Engineer

David Gambill, an Aerospace Engineering Team Lead at Doroni Aerospace, has experience from General Dynamics, Boeing, Leonardo, and XTI Aircraft. He holds a B.S. in Aerospace Engineering from UT Arlington and an MBA in Technology Management. David specializes in program management, supplier qualification, and FAA airworthiness standards.

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Derek Barger • Chief Electrical & Electronics Engineer

Since 2003, Derek Barger has pioneered the creation of the world's fastest batteries. Through innovation and collaborations, he has enhanced the safety and power of racing batteries. He holds electric vehicle records, including a 6.94-second quarter-mile run at 201.37 mph. His specialties include BMS for racing, custom tooling, & performance.

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Czar Balangue • Chief Systems and Software Engineer

Czar has 6+ years of experience in software and electronics engineering, specializing in embedded software development for unmanned aircraft systems, consumer electronics, & medical devices. He's served as a systems engineer and led software & electronics development for aerospace projects.

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Alasdair Macbean • Lead Mechanical & Aerospace Engineer

Alasdair, a distinguished aerospace engineer, blends academic excellence with practical ingenuity. With a Master's from Cranfield University and First-Class Honours in Mech. Eng., he's led pioneering projects in aerospace & defense. His expertise spans aircraft design, composite materials, & project management, contributing to cutting-edge technologies.

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Ido Shabi • Senior Software Engineer

Ido is a seasoned software engineer with 10+ years of experience, known for delivering innovative solutions across diverse projects. As a cybersecurity expert, he develops robust security solutions to safeguard digital assets. He holds a Bachelor's degree in Computer Science from the Academic College of Tel-Aviv.

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Miles Gilbert • Senior Software Engineer





Miles is a software engineer with 7 years of experience across industries like games, consumer electronics, manufacturing, & aerospace. He's led software development for applications in games, robotics, manufacturing, commercial electronics, and avionics. He holds a First Class Degree with Honors in Game Design & Development from London South Bank University.

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Abe Dats • Marketing & Investor Relations

Abe is a skilled communicator with 5 years of experience helping startups thrive. He excels in raising capital, accelerating growth, and scaling operations. At 19, Abe built a business generating $8 million annually, refining his skills in product marketing, sales, distribution, and disruptive technology.

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Charles Boyd • Test Pilot

Charles has 20+ years in aviation with 14,000+ flight hours, building and modifying remote control vehicles & aircraft for 30 years. Part 107 Remote Pilot & Part 135 Private Air Charter Qualified, he holds an ATP Certificate & multiple type ratings. Charles is responsible for safe operation, weight/balance, performance, pre/post-flight, & ensuring proper maintenance.

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Yoram Bibring • Chief Financial Officer (Fractional)

Yoram has over 20 years of experience as CFO of private and public companies, primarily in the technology space. Before joining the Company Yoram served as CFO of Marpai, Inc, a $40 million Third Party Administrator in the health insurance space. During his tenure, Yoram executed a successful IPO, as well as a successful merger-of-equals with another Third Party Administrator. Prior to Marpai, Yoram was a CFO of various companies in the technology and healthcare space, including Fundtech, Inc., a $200 million public software company that was sold to a private equity firm.

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Rami Arbili • Director of Operations

Rami has over 25 years of executive management experience, driving business and operational growth across various hi-tech industries. Known for his strategic vision and tactical execution, Rami has a proven track record in delivering complex, cutting-edge solutions worldwide. An aviation enthusiast, he also has 10+ years of experience in Level-D full flight simulators, in-flight systems, and real-time innovative technologies.

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Omer Bar-Yohay • Board Member



Omer Bar-Yohay, founder and former CEO of Eviation Aircraft, led the creation of Alice, the world's first all-electric commuter aircraft. With a background in military service, defense, and aerospace leadership, Omer brings unmatched expertise to Doroni, driving innovation in sustainable air mobility.

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Invest in the Future of Luxury Mobility

Doroni Aerospace is leading a revolution in personal transportation. Our H1-X eVTOL aircraft is not just a flying vehicle; it's a statement of freedom, innovation, and exclusivity.

With $8 million already raised, critical patents secured, and a successful H1 prototype flight, we believe Doroni is poised to redefine freedom in transportation.

Now raising $3 million to advance development of the H1-X full-scale prototype, Doroni aims to begin test flights by late 2025, with FAA certification and production planned for 2027. Positioned in a market projected to grow to $170 billion by 2034[X], Doroni is focused on becoming a leader in the emerging eVTOL industry.[1] Join the movement to leave roads behind, embrace limitless innovation, and help shape the future of personal flight.

Beyond Roads. Beyond Limits. This is your opportunity to invest in the future of freedom.

TIMELINE OF MILESTONES

DECEMBER 2021
Showcased H1 Design and X8 Prototype
Began fundraising (Closed SE Raise in April 2022 at $1M+).

JULY 2022
Showcased Cockpit Simulator

MARCH 2023
Closed 2nd SE Raise at $2.4M
Began test flights with the full-scale prototype.

JULY 2023
Completed First Manned Test Flight

DECEMBER 2023
Received FAA Special Airworthiness Certification
Closed 3rd SE Raise in December at $2.2M+

MARCH 2024
Released improved H1-X Go-to-Market design

OCTOBER 2024
Closed Round to Build the First Prototype at $1.8M+



UPCOMING *Anticipated*

JANUARY 2025
Launching $3M Raise to Build Flying Prototype

MARCH 2025
Showcase Showroom Prototype for H1-X with New Flight Simulator

APRIL - DECEMBER 2025
Roadshow & accessibly of the h1-X flying model

DECEMBER 2025
Start Test Flights With the H1-X

THE OPPORTUNITY

Doroni: Elevating Luxury and Freedom

Doroni Aerospace is creating a new class of personal aviation for the visionaries, the innovators, and the leaders of tomorrow. With the H1-X, we are developing a cutting-edge flying vehicle that is as functional as it is stunning.

Imagine soaring above traffic, exploring new horizons, and experiencing the ultimate freedom of flight—all with the ease and sophistication of a luxury product.

Our aircraft is built for those who demand more:

- Compact design that fits in a standard two-car garage.
- Infrastructure-free takeoff and landing, requiring no special pads.
- Seamless integration with standard EV charging infrastructure.

Freedom has never looked this good.

CUTTING-EDGE ENGINEERING FOR ULTIMATE PERFORMANCE

| Doroni's H1-X is a marvel of engineering, designed to redefine personal flight.

▶ COMPACT DESIGN
FITS IN A STANDARD 2-CAR GARAGE

▶ EFFICIENT CHARGING
STANDARD EV FAST CHARGING

▶ LIGHTWEIGHT CARBON FIBER
FOR MAXIMUM STRENGTH AND MINIMUM WEIGHT

▶ INFRASTRUCTURE-FREE
NO NEED FOR SPECIAL LANDING PADS

▶ AERODYNAMIC DESIGN
OPTIMIZED FOR SPEED AND EFFICIENCY

*Images are computer-generated demo versions. The product is still currently under development.



DESIGNED FOR SAFETY & EFFICIENCY

▶ **8 INDEPENDENT MOTORS**
ENHANCED STABILITY TO ENSURE MAXIMUM STABILITY

▶ **2 ELECTRIC THRUSTER**
ENSURES SMOOTH TRANSITION FROM VERTICAL TO FORWARD FLIGHT

▶ **AUTONOMOUS FLIGHT**
INTELLIGENT NAVIGATION SYSTEM FOR EFFORTLESS FLIGHT

▶ **BALLISTIC PARACHUTE**
RAPID DEPLOYMENT FOR ADDED SAFETY

▶ **360° ANTI-COLLISION SENSORS**
FOR OBSTACLE AVOIDANCE

*Images are computer-generated demo versions. The product is still currently under development.

THE DORONI TECHNOLOGY ADVANTAGE

Redefining Safety and Innovation

The H1-X blends cutting-edge engineering with impeccable design to deliver unmatched performance:

- **Top Speed:** 120 mph.
- **Range:** 60 miles.
- **Payload:** 500 lbs.
- **Flight Time:** 40 minutes.
- **Charge Time:** 25 minutes (fast charging).

Advanced Features for Effortless Flight

- **8 Independent Motors:** Enhanced stability and reliability.
- **Ballistic Parachute:** For peace of mind in any scenario.
- **360° Anti-Collision Sensors:** Intelligent navigation in complex environments.
- **In-Wing Ducted Fans:** Quieter, safer, and more efficient propulsion.

The H1-X isn’t just about reaching your destination; it’s about elevating the journey.



THE DORONI TECHNOLOGY ADVANTAGE

From point A to point B—and everywhere in between—take the fastest route to freedom with Doroni.

▶ PLANNED KEY SPECS

120 MPH
TOP SPEED

100 MILES
RANGE

500 LBS.
PAYLOAD

1850 LBS.
TOTAL WEIGHT

25 MINS
CHARGE TIME

*Images are computer-generated demo versions. The product is still currently under development.



IN-WING DUCTED FAN DESIGN

ENHANCED SAFETY
PROTECTS YOUR SURROUNDINGS

IMPROVED EFFICIENCY
OPTIMIZES LIFT AND RANGE

REDUCED NOISE
FOR A QUIETER, MORE PEACEFUL FLIGHT

Images are computer-generated demo versions. The product is still currently under development.

THE MARKET & OUR TRACTION

A $9 Trillion Revolution in Mobility

The eVTOL and UAM markets represent opportunities for growth and transformation:

- eVTOL market projected to reach **$170 billion by 2034**[x].
- UAM market projected to hit **$9 trillion by 2050**[x].

Doroni is for the dreamers, the visionaries, and the risk-takers— those who demand more out of life. The U.S. luxury travel market size is soaring[x]— valued at $397.91 billion in 2024 and is projected to grow at a CAGR of 8.1% from 2024 to 2030. Catering to the luxury travel market, We're building a future where personal flight is a reality. Soar above limitations and experience the world from a whole new perspective.



AMBITION

REDEFINE THE LUXURY TRAVEL MARKET

U.S. LUXURY TRAVEL MARKET SIZE & TRENDS

$370.11B
MARKET SIZE VALUE IN 2023

$397.91B
MARKET SIZE VALUE IN 2024

$634.27B
REVENUE FORECAST IN 2030

8.1%
CAGR FROM 2024 TO 2030

EXPONENTIAL GROWTH IN EVTOL AND UAM MARKETS

$170B
EVTOL MARKET PROJECTED TO REACH $170B BY 2034

$1T
POSSIBLE UAM MARKET REACH BY 2040 AND $9T BY 2050

Sources: Precedence Research, Flight Plan, Grandview Research

Doroni's Proven Traction

- FAA Special Airworthiness Certification received.
- Sucessful prototype testing with over 70 manned test flights completed on the H1 prototype. The H1-X is our next version in the H1 series which follows the core model of the H1.
- 9 critical patents secured for noise reduction, safety, and efficiency.
- Over 449 preorders from customers excited about a future of personal flight.
- $8M in funding raised to accelerate development.

Doroni is not just leading innovation—it's defining a new class of personal aviation.

WHY INVEST

Invest in Freedom. Redefine Mobility.

Doroni Aerospace is more than an eVTOL company; we are creating a future where personal flight can be accessible, luxurious, and transformative. Your investment will assist in the launch of the H1-X, enabling us to reach critical milestones in 2025 and beyond.

Be part of the revolution. Invest in the future of personal flight. **Freedom Awaits.**

Explore More Investment Opportunities in Transportation on StartEngine!

Looking for more investment options in the Transportation space? Click here to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
**11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076**

WEBSITE
View Site ⤢

Doroni is actively developing innovative eVTOL technology, focusing on personal flying vehicles designed to transform mobility. With successful prototype tests and key patents secured, Doroni aims to establish itself as a prominent player in a rapidly growing market, working to make personal flight more accessible.

TERMS
Doroni Aerospace

Overview

PRICE PER SHARE
$2.96

VALUATION
$205.77M

FUNDING GOAL ⓘ
$10K - $3.16M

DEADLINE ⓘ
Apr. 15, 2025 at 6:59 AM UTC

Breakdown

MIN INVESTMENT ⓘ
$594.96

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$3,157,150.80

SHARES OFFERED
Series Seed-2 Preferred Stock

MIN NUMBER OF SHARES OFFERED
3,378

MAX NUMBER OF SHARES OFFERED
1,066,605

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing ↑

Offering Circular ↑

Offering Memorandum ↑

Financials ‹

Most Recent
Fiscal Year-End

Prior Fiscal
Year-End

Total Assets	$1,456,640	$1,369,961
Cash & Cash Equivalents	$735,177	$395,418
Accounts Receivable	$0	$0
Short-Term Debt	$232,780	$254,901
Long-Term Debt	$336,547	$464,182
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$3,399,673	-$2,356,538

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE

BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives and Bonuses*

Reservations Bonus | 10% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.

Loyalty Bonus; 50% Bonus Shares

As you are a previous investor of Doroni Aerospace, you are eligible for additional bonus shares.

Time-Based:

Invest within the first 2 weeks and receive an additional 10% bonus shares.

Amount-Based:

Tier 1 | $5,000+

Invest $5,000+ and receive 5% bonus shares, and Doroni Investor Package (includes 2 caps and 2 shirts).

Tier 2 | $15,000+

Invest $15,000+ and receive 15% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), and Doroni Investor Package (includes 2 caps and 2 shirts).

Tier 3 | $25,000+

Invest $25,000+ and receive 25% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), Doroni Investor Package (includes 2 caps and 2 shirts), and exclusive tour of the Doroni facility.

Tier 4 | $50,000+

Invest $50,000+ and receive 35% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), opportunity to attend the first test flights of the H1-X, VIP tour of Doroni HQ, and Doroni Investor Package (includes 2 caps and 2 shirts).

Tier 5 | $100,000+

Invest $100,000+ and receive 40% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), opportunity to attend the first test flights of the H1-X, VIP tour of Doroni HQ, and VIP Doroni Investor Package (includes 2 caps and 2 shirts & a replica model of the H1 -X).

**Non-bonus Share perks are capped to the first 150 individuals. Additionally, in order to receive perks from an investment, one must submit a single investment in the same offering that meets the Tier 1 threshold. Bonus Shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The United States Internal Revenue Service (the "IRS") prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Doroni Aerospace will offer 10% additional bonus Shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club Bonus.

This means eligible StartEngine Venture Club Bonus investors will receive a 10% bonus for any Shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-2 Preferred Stock at $2.96/ share, you will receive 110 shares of Series Seed-2

Preferred Stock. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period, as determined by StartEngine. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus, Reservation Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

ALL UPDATES

02.13.25

Doroni H1-X: Built For Everyday Freedom



H1-X: BUILT FOR EVERYDAY FREEDOM

N366DA

*Images are computer-generated demo versions. The product is still currently under development.

We believe the challenge with eVTOLs extends beyond making them fly—it includes making them practical.' That means addressing the everyday realities of integration, safety, and accessibility.

The H1-X is designed to integrate into existing infrastructure, potentially reducing the need for vertiports, specialized charging stations, or complex pilot training.

- Standard EV Charging: We aim for the H1-X to be as easy to charge as an electric vehicle.

- Enclosed Ducted Fans: Increase efficiency, reduce noise, and improve safety.

The H1-X is built for real people, real homes, and real life.

A Paradigm Shift

Cities are growing, roads are reaching capacity, and alternative mobility solutions are no longer optional—they're necessary. While air taxi networks are being explored, personal flight provides flexibility, autonomy, and direct access without waiting for large-scale infrastructure.

- Sized for Ownership: The H1-X fits in a standard two-car garage.

- Takeoff Where You Need It: Designed for driveways, private properties, and small landing zones.
- True Autonomy: No rideshare schedules, no waiting—just take off when you're ready.

Join The Movement

We are making significant progress towards our goals.

With over $400,000 raised in this round, we aim to advance toward the next major milestone of unveiling the H1-X showroom prototype in April 2025.

The H1-X is no longer just a vision—it's in development, backed by growing support, and moving closer to reality every day.

This is the time to get involved.

[Invest Now]

If you want to chat more about the exciting developments at Doroni and future of the H1-X, book a call with me here.

See you in the skies.

Best,

Abe Dats

Head of Marketing & Investor Relations
Abe@doroni.io

02.10.25

Why Invest in Doroni?


INVESTOR UPDATE
WHY INVEST IN DORONI?

There’s a moment in every great innovation where years of research, iteration, and persistence align to create something undeniable. We believe for Doroni, that moment is now.

The world is shifting. Urban congestion is worse than ever. Infrastructure is struggling to keep up. The demand for efficient, sustainable, and personal transportation is an immediate necessity.

With the H1-X showroom model debuting in April, a nationwide roadshow in May, and a full-scale flying prototype set to take off by October, Doroni is proving what’s possible. But why Doroni over any other eVTOL company?

A Team That Builds, Not Just Promises

For seven years, we’ve done the hard work. Since 2017, we’ve been relentlessly engineering, refining, and testing..

2017 – We built the Y-Prototype, the foundation for testing a viable consumer eVTOL.

2018 – We modified the design into the X-Prototype, increasing stability and setting the stage for the X-configuration we use today.

2021 – We finalized the H1-Prototype and secured key patents addressing safety, noise reduction, and efficiency

2023 – We built the H1-Prototype, refining VTOL capabilities and proving our design in real-world conditions.

July 2023 – We achieved our first manned test flight with an FAA fast-tracked airworthiness certification.

March 2024 – We finalized the H1-X design, solving vertical takeoff and horizontal thrust with an independent propulsion system for tilt-free flight.

Now, in 2025, we take the next step:

April – The H1-X showroom model should be completed.

May - December – The H1-X roadshow tours.

October – We'll reveal the full-scale flying prototype.

December – We conduct our first test flights.

Now, we show the world what's next.

We think a Breakthrough in eVTOL Technology

eVTOL development has always faced the same obstacles: stability, control, noise, and real-world usability. We have spent years refining our design to solve each of these challenges with proprietary technology that no other eVTOL company offers.

Our independent propulsion system eliminates the need for tilting rotors, allowing for a tilt-free transition from vertical to horizontal flight. This simplifies the mechanics, reduces wear on components, and enhances overall stability—making flight smoother, safer, and more energy efficient.

Unlike traditional open-rotor designs, the H1-X uses ducted fans, which provide better thrust efficiency, reduced noise, and added safety by enclosing the blades. This is a critical advantage in making personal air mobility viable for everyday use.

Our intuitive control system makes piloting the H1-X as effortless as driving a car. Using augmented stability control and fly-by-wire technology, we've designed an aircraft that requires minimal training while maximizing usability and safety.

We're not designing for infrastructure that doesn't exist yet. The H1-X is built for the world we live in today—it doesn't need runways or helipads. It's designed for rooftops, driveways, and personal use, fitting naturally into urban and suburban lifestyles. Why Now?

The time for personal air mobility isn't years away—it's now. The FAA is actively certifying eVTOLs, opening the door for regulatory approval and adoption. Public perception has shifted; people are no longer skeptical about electric aviation—they expect it. Battery technology, flight control systems, and lightweight materials have finally reached the point where safe, practical consumer eVTOLs can be built.

We believe Doroni is at the inflection point. We're not an early-stage concept. We're not waiting for someone else to figure it out. We're building, right now.

If you want to learn more about our vision and what's ahead, book a call with me here.

See you in the skies!

Best,

Abe Dats,

Head of Marketing & Investor Relations Doroni Aerospace

Abe@doroni.io

Invest in Doroni Now

02.06.25

H1-X Virtual Reality Experience


DEVELOPMENT UPDATE
VIRTUAL REALITY
EXPERIENCE
Images are computer-generated demo versions. The product is still currently under development.

Starting in April, the H1-X showroom prototype tour will feature a full-scale model and an immersive VR experience that lets you step into the pilot's seat of the H1-X.

Engineering a True-to-Life Simulation

Alongside the physical model, we're finalizing a fully immersive VR experience that will let visitors interact with the cockpit, explore the controls, and see what it feels like to fly the H1-X.

Showroom Prototype in The Works

Our team has been developing a high-fidelity cockpit interface, ensuring that every control, display, and user interaction aligns with the actual systems that will be in the H1-X.

This experience is built using precise aircraft modeling and physics-based simulations, allowing users to explore realistic flight dynamics, system responses, and control mechanisms— every detail is designed to reflect what it will feel like to operate the H1-X in real-world conditions.

A Complete Experience

By combining the full-scale showroom prototype with VR immersion, we're providing a complete pre-flight experience, allowing investors, partners, and future pilots to engage with the aircraft long before it takes to the skies. This is a critical step in refining the user experience, training protocols, and pilot interaction design as we move closer to real-world testing.

Want to learn more about Doroni's latest progress and the future of the H1-X? Let's connect.

We're building momentum fast, and we can't wait to share what's ahead.

See you in the skies!

Best,
Abe Dats
Head of Marketing & Investor Relations
Abe@doroni.io

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



△ DEVELOPMENT UPDATE

H1-X SHOWROOM PROTOTYPE

Dear Doroni Community,

The build process is in full swing, and we're bringing the H1-X showroom prototype to reality. This month, our team is meticulously cutting and assembling full-scale foam models, allowing us to refine the dimensions, layout, and structural integrity before its official debut. Every detail—from cockpit ergonomics to entry and exit points—is being optimized to ensure a seamless and intuitive experience for future pilots and passengers.

The Roadshow: Experience the H1-X Up Close

Starting in April, the H1-X showroom prototype will go on tour. From April through December, we'll be visiting key locations, offering investors, partners, and the public a chance to step inside and experience the aircraft at full scale. This will be a major milestone in showcasing what we've built and the vision we're bringing to life.

Next Steps: The Full-Scale Flight Prototype

While the showroom model goes on tour, we'll begin construction of the full-scale flying prototype—the aircraft that will take the H1-X into real-world flight testing. Our engineering team is laser-focused on structural development, systems integration, and component testing, leading up to a fully assembled prototype by the end of 2025.

This Is What We're Raising for Right Now

Every investment in Doroni is fueling the next step toward making personal flight a reality. Your support is helping us push forward, build the flying prototype, and bring the H1-X to market.



{Invest Now}

If you'd like to discuss our progress and what's ahead for 2025, let's connect:



👉 [Book a Call with Me Here]

We look forward to sharing more updates with you soon.

See you in the skies!

Best,

Abe Dats

Head of Marketing & Investor Relations

Abe@doroni.io

02.04.25

January Development Update Newsletter

N566DA
DORONI FLIGHT CLUB
2025 DEVELOPMENT UPDATE

DORONI COMMUNITY,

One month into 2025, and we are seeing firsthand what's possible when a passionate community comes together around a vision for the future.

With over **$400,000 raised on StartEngine**, your support is making it clear—people believe in a world where personal flight is within reach.

Doroni has always been about more than just building an aircraft. We are rethinking movement itself, breaking away from outdated limitations, and redefining a future where individuals can take control of their journey.

And thanks to you, we're closer than ever to making it a reality.

We're anticipating that the H1-X Showroom Prototype will arrive in April

This month, we've been deep in the build process, bringing the H1-X showroom prototype to life. Now, the final pieces are coming together.

We've shaped full-scale foam cutouts to construct the physical frame, giving us—and soon, you—a real, full-scale look.

Starting approximately this April and running through December, the showroom prototype will go on tour, giving people the chance to experience the H1-X firsthand. Alongside it, we're finalizing a fully immersive VR simulation that will let visitors step into the cockpit, interact with the controls, and get a real feel for piloting the H1-X.

Simultaneously, we're moving forward with the construction of our full-scale flying prototype—the aircraft that will take the H1-X into real-world flight testing. This prototype is set to be fully completed by the end of 2025, marking the final milestone before test flights begin.

This is what we're raising for right now. Every investment is helping us take the next step toward getting the H1-X off the ground.

A Bold New Identity

As we take this next step, we're also evolving as a company. We've refreshed our brand and launched a new website, built to reflect the boldness and ambition behind the H1-X. Visit our website here.

We've also just released a YouTube video, taking you behind the scenes of the H1-X, our vision, and what's ahead.

FLYING FORWARD TOGETHER

Doroni is built on big ideas, ambitious goals, and a community that shares this vision. If you have questions, thoughts, or want to chat about what's ahead, let's connect.

None of this would be possible without you. Every investment, every conversation, every shared belief in what we're building has helped bring us to this point.

02.02.25

The eVTOL Market is Growing



INVESTOR UPDATE
△ THE EVTOL MARKET IS GROWING

Dear Doroni Investors & Followers,

We believe the eVTOL industry is entering a game-changing phase. This reflects the growing confidence in urban air mobility as it transitions from concept to reality.

With the U.S. government pushing forward pro-eVTOL initiatives and the FAA establishing clear regulatory pathways, the stage is set for the commercial rollout of air taxis and personal flying vehicles. These advancements signal an industry on the brink of explosive growth, and we believe the opportunities for innovation and investment are only just beginning.

BEST REGARDS,

THE DORONI TEAM

[Invest In Doroni]

At Doroni Aerospace, we believe we are front-runners in the personal eVTOL market in the U.S. Unlike air taxi companies, we're focused on empowering individuals with the freedom to move without limits. With nine years of development, and groundbreaking progress on our H1-X prototype, our mission is to position us for the next stage of growth.

This is your opportunity to join us. As a privately held company, we believe Doroni offers incredible growth potential for early investors, especially as we gear up for test flights in 2025.

 [Explore Investment Opportunities on StartEngine]

Let's Talk

If you'd like to discuss Doroni's vision, milestones, or this raise, I'd love to connect one-on-one.

 [Book a Call with Me Here]

Thank you for believing in Doroni and being part of our journey to redefine personal flight. Together, we're shaping the future of mobility—one flight at a time.

See you in the skies,

Abe Dats

Head of Marketing & Investor Relations

Abe@doroni.io

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.31.25

Meet Doroni Board Member: Omar Bar-Yohay



INVESTOR UPDATE

MEET DORONI
BOARD MEMBER:
OMAR BAR-YOHAY

Dear Doroni Investors and Followers,

Exciting news—Omar Bar-Yohay, a recognized leader in the electric aviation space, is joining the Doroni team. Omar was the CEO of Eviation Aircraft, the company behind Alice, the world's first all-electric commuter aircraft. His expertise in eVTOL development, from design to certification, is a perfect fit as we accelerate the H1-X project.

Omar's leadership has already made a significant impact on the future of aviation. As a driving force behind the GAMA standard committees and a visionary in performance matrices, his contributions to sustainability and electric flight are unparalleled.

His addition strengthens our momentum as we work towards the first flying prototype of the H1-X. We are confident that his insights will guide us closer and closer to our grand vision in the years to come. We're thrilled to have someone with his background and passion on our team.

Let's Connect and Discuss What's Next

If you want to chat more about the exciting developments at Doroni and future of the H1-X, [Book a Call with Me Here].

We look forward to sharing more with you soon.

See you in the skies!

Best,

Abe Dats

Head of Marketing & Investor Relations

Abe@doroni.io

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

01.30.25

Redefining Movement With The H1-X



Dear Doroni Investors and Followers.

As we continue to advance the H1-X, the Doroni team is laser-focused on the future of personal air mobility. Every design and engineering decision is centered around redefining the way people move through the world.

In the personal eVTOL market, competitors often rely on exposed fan designs that compromise both efficiency and safety. These solutions create turbulence, generate higher noise levels, and raise concerns about overall practicality.

Patented Advantages: Ducted Fans & Tilt-Free Flight

The team has prioritized solving these challenges and made significant progress with our patented Wing-Fence and Ducted Fan technology. By pulling air through the propellers, this system reduces noise and turbulence, while maximizing both efficiency and safety.

Unlike most competitors who use horizontal propellers and tilt the entire vehicle to generate forward thrust, the H1-X introduces rear pushers that allow us to achieve horizontal movement after vertical lift-off. This innovation creates a tilt-free flight experience—a first in the industry , and practical combination of smooth flight dynamics and usability.

What's Next

As we approach the completion of the H1-X design prototype, we are more excited than ever about the potential of this aircraft. In April 2025, we will reveal the H1-X showroom prototype, giving the world its first glimpse of the future of personal flight.

Stay tuned for our roadshow announcements, coming soon!

If you'd like to discuss the vision, upcoming milestones, or have questions about the development of the H1-X, [Book a Call with Me Here].

See you in the skies!

Best regards,
Abe Dats
Head of Marketing & Investor Relations
Abe@doroni.io

[Invest Now]

01.29.25

Over $350,000 Raised: Full Speed Ahead



Building on Momentum

Following the close of our first $1.8 million investment round earlier this year, we're making tremendous strides toward bringing the H1-X—our first commercial eVTOL vehicle—closer to reality.

We're preparing for milestones that will bring us even closer to a consumer-ready aircraft:

April 2025: Reveal the H1-X showroom prototype, featuring an immersive flight simulator to experience the cockpit firsthand.

Summer 2025: Take the showroom model on a roadshow, demonstrating its accessibility, control functions, and giving a real feel of the H1-X experience.

December 2025: Conduct test flights with the first flying prototype of the H1-X.

Help Us Fly

We're now raising funds to build the full-scale flying prototype and conduct advanced testing to bring the H1-X to consumers.

If you'd like to discuss the vision, upcoming milestones, or have questions about this raise, [Book a Call with Me Here].

See you in the skies!

Best,

Abe Dats

Head of Marketing & Investor Relations

01.28.25

Doroni's New Website Is LIVE



INVESTOR UPDATE

DORONI'S NEW
WEBSITE IS LIVE.

Doroni's new website is LIVE, and it's got a bold new look to match our vision behind the H1-X.

Over the past few months, we've taken a hard look at who we are, where we're going, and how we want to show up in the world.

Check it out now and see what we've been working on: Doroni.io

Let's Connect

Curious about where we're heading, or how you can get involved, [Book a Call with Me Here].

See you in the skies!

Best regards,

Abe Dats

Head of Marketing & Investor Relations

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

 **10%** **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

 **Venture Club**

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000
Tier 1

Invest $5,000+ and receive 5% bonus shares, and Doroni Investor Package (includes 2 caps and 2 shirts).

Select

$15,000
Tier 2

Invest $15,000+ and receive 15% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), and Doroni Investor Package (includes 2 caps and 2 shirts).

Select

$25,000
Tier 3

Invest $25,000+ and receive 25% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), Doroni Investor Package (includes 2 caps and 2 shirts), and exclusive tour of the Doroni facility.

Select

$50,000
Tier 4

Invest $50,000+ and receive 35% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), opportunity to attend the first test flights of the H1-X, VIP tour of Doroni HQ, and Doroni Investor Package (includes 2 caps and 2 shirts).

Select

$100,000
Tier 5

Invest $100,000+ and receive 40% bonus shares, free pre-order on the priority delivery list for the H1-X (valued at a $1,000 non-refundable deposit), opportunity to attend the first test flights of the H1-X, VIP tour of Doroni HQ, and VIP Doroni Investor Package (includes 2 caps and 2 shirts & a

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Raja Mallepeddi
2 days ago

Hi Doroni,
I invested in Doroni Aerospace a few years ago. After
my investment, there was a 5-for-1 stock split. Could
you confirm where my securities are now? Are the
securities adjusted according to the split to reflect the
total number as per the new ratio?
Thanks,
Raja
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◯ 1

↑ 0

⊓

Doron Merdinger ⊘
Doroni Aerospace • 17 hours ago

Hi Raja,

As of now, StartEngine has not yet updated investor
portfolios to reflect the 4-for-1 stock split (not 5-for-1),
and we are working with them to get this corrected.
However, rest assured that in the event of an exit, IPO, or
any other transaction, the 4-to-1 split will be fully

accounted for.

We appreciate your support and will keep you posted on any updates. Let me know if you have any further questions.

Best,
Abe Dats
Head of Marketing & Investor Relations
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 0

RK

Richard Koch
18 days ago

I'm curious about the notional lifting capacity. I gather the ask is for two adults of "normal" stature and mass? What about cargo? Will there be the suitable space and adequate lifting capability for a few bags of groceries or a couple of suitcases be available?

And a case of beer and the golf bag and the box of junk in my car's trunk?
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 1    0

DM

Doron Merdinger ⊚
Doroni Aerospace • 13 days ago

Hi Richard,

Thanks for your question!

The H1-X is designed to carry two adults with a total payload capacity of 500 lbs, including passengers and cargo. There is dedicated storage space for smaller suitcases, golf clubs, groceries, and other essential items. While it won't match the cargo space of a full-size SUV, it is built for practical everyday travel, ensuring you can comfortably bring what you need for your trip.

Let me know if you have any other questions!

Best,
Doron

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↑ 0 ⚑

AC

Anthony Crudup
20 days ago

Well, I wish Doroni all the best of luck. But working in Aviation for over 30+ years. I see a lot of challenges ahead of you. Powered Lift Regs in which being a Chief inspector and working at Leonardo Helicopters aka AgustaWestland for a decade. Those regs are slowly being created, if they haven't been totally paused due to DOGE. This is not to mention the private citizen operational regs, flight corridors that need to be created and operational max altitudes. We are a few decades from actually seeing this vehicle sector open. Congrats on your Experimental AW Cert. I will say out of all the designs I have seen yours is by far the safest I have seen.

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💬 1   ↑ 0   ⚑

DM

Doron Merdinger ⊘
Doroni Aerospace • 20 days ago

Hi Anthony

Thank you for sharing your insights and for your decades of experience in aviation. We truly appreciate perspectives from industry professionals like yourself, as regulatory approval is a key milestone for the entire eVTOL industry.

While we recognize the challenges ahead, we're seeing real progress on the regulatory front. The upcoming MOSAIC (Modernization of Special Airworthiness Certification) rules, expected in 2025, will provide a structured framework for certifying light sport eVTOLs like the H1-X, paving the way for broader adoption.

Additionally, under the new Trump administration, there

is a clear emphasis on accelerating American innovation, including in Advanced Air Mobility (AAM). Regulatory streamlining has been a focal point, and we anticipate policies that will further support the integration of eVTOLs into the national airspace.

We greatly appreciate your recognition of the H1-X's safety-focused design, as safety has been our top priority throughout development. While challenges remain, we believe that with the right regulatory momentum and ongoing technological advancements, the timeline for personal eVTOL adoption is much closer than many expect.

I'd be happy to discuss this further or answer any additional questions. Please feel free to reach out via email at Abe@doroni.io, or if you'd like, we can schedule a call at your convenience.

Looking forward to continuing the conversation.

Abe Dats,
Head of Investor Relations
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David Amin
a month ago

There is no revenue….no working model. The patents are menial and provide no real market lock. This is all just science fiction for this life time. If you can wait 50 years maybe this is the spot. The Chinese are a threat too as noting will stop them for building something like this. jetoptera is way far out..Doroni is late to the party.
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Doron Merdinger
Doroni Aerospace • 24 days ago

We appreciate your concerns and want to clarify Doroni's position and progress in the eVTOL industry.

Doron

☑ The eVTOL Industry Is Gaining Traction

Several eVTOL companies, like Joby Aviation ($6.3B market cap) and Archer Aviation ($4.65B market cap), are publicly traded yet still pre-revenue. This is standard for emerging aviation technologies, requiring years of development, certification, and testing before commercial operations begin.

Doroni is no different, but our 600+ pre-order requests show strong demand, and interest grows daily. Once we reach market readiness, we anticipate significant revenue generation.

☑ Not Just an Idea—Real Progress

Doroni has developed multiple working prototypes, including the Y-6, X8, and H1-P1, which received special airworthiness certification and completed 70+ test flights, including manned flights by our CEO.

Currently, we are building the H1-X showroom prototype, set to debut in April 2025, and actively developing our full-scale flying prototype for test flights by late 2025.

☑ Patents & Market Positioning

Doroni holds nine patents (two approved, seven pending), including proprietary ducted fan technology designed to enhance safety and reduce noise. While no single patent dominates the market, our proprietary innovations give us a competitive edge in the personal eVTOL space.

☑ Regulatory Momentum & Market Readiness

eVTOLs are not decades away—leading air taxi companies plan to launch commercial operations by 2025, with FAA regulations rapidly evolving. The new MOSAIC certification rules, expected in 2026, will unlock personal eVTOL ownership, and Doroni is strategically positioned to lead this transformation.

☑ China & Competition

Doroni is proudly American, designing and building in the USA with a focus on safety, compliance, and FAA certification—something Chinese eVTOLs are unlikely to achieve anytime soon.

We welcome open discussions and encourage those with genuine questions to learn more. If you'd like to explore how we're making flying cars a reality, feel free to visit our website or book a call with our team.

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0

Bernard Brabant
a month ago

HI,
How much capital will be needed until the end of 2027 ?
And what if crofdfunding market dry up ? is there a plan B ?
Where (country (ies)) wil doroni start to sell ?
grt,

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2   0

Doron Merdinger ⊘
Doroni Aerospace • a month ago

Hi Bernard,

Thank you for reaching out and for your questions!

We anticipate raising additional capital through a mix of crowdfunding and larger private investments to fund the H1-X's journey to market. While crowdfunding has been instrumental to our progress, we are actively pursuing larger investments and strategic partnerships to secure the resources needed to bring the H1-X to market.

I'd be happy to discuss our plans in more detail and answer any additional questions. Please feel free to book a call with me here: [
https://meetings.hubspot.com/adats].

Looking forward to connecting!

Best regards,
Abe Dats
Head of Marketing & Investor Relations
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0

View 1 more reply

BZ

Benjamin Zylstra
a month ago

Will there be a hybrid model ever, with a gas generator to extend the range? If so, when do you think we might see that? Is Doroni open to hybrid technology, or are you trying to stay strictly electric?
Thanks B

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2 0

DM

Doron Merdinger
Doroni Aerospace • a month ago

Dear Benjamin,

Thank you for your question regarding hybrid technology and its potential role in Doroni's future.

Right now, our focus is firmly on developing an all-electric eVTOL aircraft. We believe this approach not only aligns with our vision for sustainable and efficient personal flight but also represents the clearest path to delivering the H1-X to market in a timely and effective manner.

While hybrid technology is an intriguing prospect and something we are open to exploring in the future, pursuing it at this stage would detract from our current mission of creating a world-class electric aircraft. That being said, we see hybrid as a potential evolution, not an alternative to our electric-first strategy.

I hope this clarifies your question. Please feel free to reach out if you have any additional questions or need further insights.

Best regards,

Doron
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0

View 1 more reply

dr

darryl roundtree
a month ago

Mr. Merdinger

I am an Invester of many start up I had a start-up went 95 million and they share price went up to 8 dollar per share. so how come your only go up .50 ct at 205.77m
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1 0

DM

Doron Merdinger
Doroni Aerospace • a month ago

Hi Darryl,

Thanks for your question - When our share price was $2.48, our valuation was $162 million. Now, with a share price of $2.96, our valuation has grown to $206 million – that's a 27% increase in valuation compared to a 19% increase in the share price.

The difference is because we've issued more shares as part of our strategy to raise capital and fuel our growth. Adding shares can cause the share price to grow at a slightly slower rate compared to the overall valuation increase, but it's a key step to help us scale and build long-term value for our investors.

I appreciate your interest and support! Let me know if there's anything else you'd like to discuss.

Best regards,
Doron
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↰ 0

Dennis Lortie
a month ago

When are loyalty bonuses applied? I tried to make an investment and didn't see it in the review.
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💬 1   ↰ 0



Doron Merdinger ⊙
Doroni Aerospace • a month ago

Hi Dennis,

Thanks for reaching out. I've CC'd you on an email to the StartEngine team asking them to look into why the loyalty bonus was not applied to your account. Let me know if you got the email.

Best,
Abe
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↰ 0

Venkata Satya Ravi Balusu
2 months ago

My facebook url is
https://www.facebook.com/kiranbalusu

When I try to access Doroni Aerospace facebook page after I login to my facebook account, the page is displayed as "This content isn't available".

When I try to access the same page without logging in, I can see the content.

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◯ 0   ↑ 0   ⊡

Show More Comments

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DORONI

Pitch | Market & Traction | Our Team | In The News | Perks | Invest

▶ $529,553 RAISED SO FAR

$8M RAISED: FUNDING THE FUTURE OF PERSONAL FLIGHT

Images are computer generated demo versions. The product is still currently under development.

Download Our Investor Deck

Invest

A LEAP INTO THE FUTURE OF TRANSPORTATION

Doroni Aerospace is revolutionizing personal air mobility with the Doroni H1-X, a groundbreaking electric vertical takeoff and landing (eVTOL) "flying car" designed for safe, sustainable, and efficient urban transportation. Requiring minimal training, the H1-X offers a transformative alternative to traditional vehicles.

COMPLIANCE with rigorous safety and operational standards.

VALIDATION of prototype performance under real-world conditions.

RECOGNITION from leading aviation authorities.

STRONG DEMAND, STRONG FUTURE

600+ PRE-ORDERS

*There is no assurance that any of these pre-orders will result in binding orders or revenue for the Company.

Invest

A MARKET READY TO BE DISRUPTED

$1 TRILLION BY 2040

The eVTOL (electric Vertical Takeoff and Landing) and Urban Air Mobility (UAM) markets represent one of the most transformative opportunities of our time.

▶ EVTOL MARKET

$170B

▶ UAM SECTOR

$1T

▶ U.S. LUXURY TRAVEL

$397.91B

*Images are computer generated demo versions. The product is still currently under development.

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70+ TEST FLIGHTS INCLUDING MANNED

FAA SPECIAL AIRWORTHINESS CERTIFICATION

9+ PATENTS SECURED

Invest

PROTOTYPE SPECS

TOP SPEED	CHARGE TIME	PAYLOAD
120 MPH	25 MIN	500 LBS

These specifications represent freedom, efficiency, and innovation designed for real-world users.

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PATENTED SAFETY, STABILITY, AND INNOVATION

8 INDEPENDENT MOTORS +

BALLISTIC PARACHUTE SYSTEM +

360° ANTI-COLLISION SENSORS +

IN-WING DUCTED FANS +

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OUR TEAM

THE EXPERTISE BEHIND THE VISION

AEROSPACE ENGINEERING | STRATEGIC BUSINESS GROWTH | FINTECH INNOVATION

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YOUR OPPORTUNITY TO INVEST IN THE FUTURE OF FLIGHT

FINALIZE

ADVANCE

PREPARE

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$8M INVESTED
JOIN THE FUTURE TODAY

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LEARN HOW WE'RE TAKING THE NEXT BIG STEP TOWARDS LAUNCHING THE H1-X PROTOTYPE

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IN THE NEWS

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EXCLUSIVE INVESTOR PERKS AND INCENTIVES

Tier 1	Tier 2	Tier 3	Tier 4	Tier 5
$5,000	$15,000	$25,000	$50,000	$100,000
INVEST	INVEST	INVEST	INVEST	INVEST

JOIN THE DISCUSSION

DORONI

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hook:

Voice (Doron):

"A race is underway—one that can be as transformative as the computer boom of the '80s and the space race of the '60s. But this time, it's about redefining how the world moves."

"Welcome to flying cars. A projected $1 Trillion market by 2040, about to take flight. Actively being worked by us, here at Doroni.

Introduction

Voice (Doron):

"Governments worldwide, including the U.S., China and India are actively exploring the potential to lead this industry."

"We believe eVTOLs can not only change the paradigm of personal transportation. These vehicles hold the power to expand the areas where people live and can improve businesses and government-funded operations.

Vision

Voice (Doron):

"As you can see, this is an investment opportunity in a company that has the potential to disrupt transportation as we know it.

"My passion for flying cars started as a child. I was always obsessed with the idea of beating traffic and gliding over cities.

But it was really in 2016 when everything clicked. I saw a kid on the street playing with a drone, and that was when I realized that a propulsion system existed to create a flying car."

Voice (Doron):

"Seeing this, I went all in - and built the first prototype of a practical, feasible flying car out of my living room and home garage. I knew this was the future when I flew it myself."

"From there, Doroni was officially born."

"But we knew we needed the support of the US Government to make this a reality - and then became one of the only eVTOL companies in the U.S. to receive the Airworthiness Certificate from the FAA with our third prototype, the X1P1, which I successfully flew here at our warehouse."

Design and Problem-Solving

Voice (Doron):

"Fast forward to today, I believe that we are positioned to be the most successful eVTOL company because our design for the H1-X solves a massive problem that has plagued the eVTOL industry so far."

Voice (Doron):

"For example, this is a regular standard drone. Some eVTOLs come with the same configuration where the propellers live in this position. Works great for a drone, but if you are inside the device, you would throw up from the tilt on acceleration.

"Also - see these blades? Works fine for a small plastic drone, but when enlarged for a realistic human transportation vehicle, it can cause safety issues when taking off and landing in a residential area."

"This is not a 'customer first' experience."

Voice (Doron):

"The traditional air taxi eVTOL design comes with a good solution for forward movement, but it still doesn't offer a practical experience for personal use."

"They built their propellers in a way where it would adjust mid-flight after taking off. First, the propellers stand upwards, then they transition downwards to allow the vehicle to properly accelerate forward without the uncomfortable forward-leaning motion."

"The problem with this is that it takes loads of time and energy for the propellers to transition. It also leaves room for many complications both in flight and in the production of the eVTOL, which can make the vehicle less reliable and cost more money to produce.

"It's these small details that can really define the winners of a technology race such as this"

Voice (Doron):

"Our H1-X model uses an X8 configuration with closed propellers. The closed propellers encapsulate the blades, not only making it safer for

the surroundings, but it also directs the energy downwards, which makes the eVTOL more energy efficient."

"We also put two permanently encapsulated propellers facing horizontally below the cockpit, allowing the pilot to effectively accelerate the vehicle at high speeds without the uncomfortable forward-leaning position."

"We are aiming to make this a product that normal people will actually want to use."

"We've also taken safety to a whole new level. The shell of the cockpit is designed like an egg, inspired by F1 vehicles, which are carbon fiber monocoque."

"We've also integrated advanced safety features, including intelligent computer systems and a ballistic parachute to ensure passengers' safety in any scenario."

Business and Manufacturing

Voice (Derek):

"One of the most important factors outside of being able to produce an amazing product is being able to manufacture at mass scale to fulfill orders."

"That's why we are already making decisions today that will affect the efficiency of the production line in the future."

"For example, many pieces on the H1-X were made in a way where pieces can snap-in together to save time."

"We've also minimized the number of different types of screws needed to drill in parts so that our production line remains consistent"

With this mindset and structure, we believe Doroni will be able to mass produce our eVTOLs at a similar rate as a luxury car manufacturer.

Voice (Yoram):

"Our products were not designed for the few to enjoy. We worked hard to develop a product that any regular person or business owner could have access to, while we still would make a profit on each sale."

Call To Action

Voice (Doron):

"And with your investments, we are confident that we will continue to advance and bring Doroni to new heights by continuing our development and production of the H1-X, and the other eVTOL products that can service dozens of businesses.

"With the governments around the world being this optimistic about personal transportation vehicles, join us and learn more to be a part of our vision for the future of transportation.

"Together, we hope to not only transform the eVTOL industry, but we plan to disrupt and advance the transportation sector at large."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DORONI AEROSPACE, INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF APRIL, A.D. 2024, AT 9:41 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6288233 8100

SR# 20241343183

Authentication: 203204295

Date: 04-08-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:41 AM 04/08/2024
FILED 09:41 AM 04/08/2024
SR 20241343183 - File Number 6288233

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DORONI AEROSPACE, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Doroni Aerospace, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Doroni Aerospace, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 6, 2021 under the name Doroni Aerospace, Inc.

2. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on June 30, 2022 (the "First Restated Certificate").

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the First Restated Certificate be amended and restated in its entirety to read as follows in this Second Amended and Restated Certificate below (this "Restated Certificate"):

ARTICLE I.

The name of this corporation is Doroni Aerospace, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of this Corporation in the State of Delaware is 9 East Loockerman Street, Suite 311, Dover, DE 19901, County of Kent, and the name of the registered agent of this Corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

ARTICLE III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV.

The Corporation is authorized to issue three classes of stock to be designated "Common Stock," "Class A Common Stock" and "Preferred Stock." The total number of shares of Common Stock that the Corporation is authorized to issue is 65,000,000 shares, $0.00001 par value per share. The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 37,000,000 shares, $0.00001 par value per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 23,000,000 shares, $0.00001 par value per share. Shares of Common Stock issued and outstanding at the effective time of the First Restated Certificate were subdivided and converted into 4 shares of Common Stock at such effective time. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 2,600,000 of the Preferred Stock of the Corporation are hereby designated "Series Seed-1 Preferred Stock", and 20,400,000 of the Preferred Stock of the Corporation are hereby designated "Series Seed-2 Preferred Stock."

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

  1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

  2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B.   CLASS A COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Class A Common Stock.

  1.   General. The rights, preferences, privileges and restrictions of the Class A Common Stock and Common Stock shall be equal and identical in all respects except as set forth in Section B.2 below.

  2.   Voting. The shares of Class A Common Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

C.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications, and limitations, shall apply to the shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred Stock (collectively, the "Series Seed

-2-

Preferred Stock"). Unless otherwise indicated, references to "Sections" in this Part C of this Article IV refer to sections of this Part C.

1. **Dividends.** In the event dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding shares of Series Seed Preferred Stock on a *pari passu* basis in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each share of Class A Common Stock. The provisions of this Section 1 shall not, however, apply to (i) a dividend payable in Class A Common Stock, or (ii) the acquisition of shares of any Class A Common Stock in exchange for shares of any other Class A Common Stock.

2. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (including a Deemed Liquidation Event), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Class A Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (A) each class of Series Seed Preferred Stock's Series Seed Preferred Original Issue Price, or (B) such amount per share as would have been payable had all shares of the applicable Series Seed Preferred Stock been converted into Class A Common Stock pursuant to Section 4, immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under this Subsection 2.1 is herein after referred to as the "Seed Preferred Liquidation Preference." The "Seed-1 Preferred Original Issue Price" shall mean $2.48 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "Seed-2 Preferred Original Issue Price" (and together with the Seed-1 Preferred Original Issue Price, the "Series Seed Preferred Original Issue Price") shall mean $2.97 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or similar recapitalization with respect to the Series Seed-2 Preferred Stock.

2.2 Distribution of Remaining Assets. In the event of any Deemed Liquidation Event or voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the Seed Preferred Liquidation Preference to the holders of Series Seed Preferred Stock, on a *pari passu* basis, required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Class A Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events is a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class) (the "Requisite Holders") elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party, or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party, or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Subsection 2.3.1, all shares of Common Stock and Class A Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock and Class A Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Subsection 2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

3. **Voting.** The shares of Series Seed Preferred Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Series Seed Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4. **Conversion**. The holders of the Series Seed Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

i. Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the Original Issue Price for the Series Seed Preferred Stock by its applicable Conversion Price (as defined below) in effect at the time of conversion for the Series Seed Preferred Stock. The "Seed-1 Preferred Conversion Price" shall initially be equal to the Seed-1 Preferred Original Issue Price. The

"Seed-2 Preferred Conversion Price" shall initially be equal to the Seed-2 Preferred Original Issue Price, and collectively with the Seed-1 Preferred Conversion Price, the "Conversion Price." Such initial Conversion Price, and the applicable rate at which such shares of Series Seed Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

ii.   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of the applicable Series Seed Preferred Stock.

4.2   Fractional Shares. No fractional shares of Class A Common Stock shall be issued upon conversion of the applicable Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of a series of Series Seed Preferred Stock the holder is at the time converting into Class A Common Stock and the aggregate number of shares of Class A Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Series Seed Preferred Stock to voluntarily convert shares of Series Seed Preferred Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates for such shares of Series Seed Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof, a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of applicable Series Seed Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate.

4.3.3   Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of Series Seed Preferred Stock, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the designated number of shares of Series Seed Preferred Stock accordingly.

4.3.4   No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Seed Preferred Original Issue Date effect a subdivision of the outstanding Class A Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series Seed Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Corporation shall at any time or from time to time after the Seed Preferred Original Issue Date combine the outstanding shares of Class A Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of Series Seed Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable on the Class A Common Stock in additional shares of Class A Common Stock, then and in each such event the Conversion Price in effect for Series Seed Preferred Stock immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Class A Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Class A Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made with respect to Series Seed Preferred Stock if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.6   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Seed Preferred Original Issue Date shall make or issue, or fix a record date for the determination of holders of Class A Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Class A Common Stock in respect of outstanding shares of Class A Common Stock) or in other property and the provisions of Subsection 4.5 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Class A Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.7   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Class A Common Stock (but not Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of unconverted or unexchanged Series Seed Preferred Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Seed Preferred Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

4.8   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably

practicable but in any event not later than 30 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of affected Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than 30 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for the Series Seed Preferred Stock, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series Seed Preferred Stock.

4.9   Mandatory Conversion. Upon either (A) the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate, and (ii) such shares may not be reissued by the Corporation.

4.10   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Subsection 3.9. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class A Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 4.9, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.10. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class A Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a)   the Corporation takes a record of the holders of its Class A Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Class A Common Stock, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Seed Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Class A Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Seed-1 Preferred Stock and the Class A Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice unless any such notice period shall be shortened or waived by the affirmative vote or written consent of the Requisite Holders.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V.

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation (the "Bylaws"). The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VI.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE VII.

A.   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B.   The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

C.   The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

D.   Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Restated Certificate inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE IX.

The Corporation reserves the right to amend or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

ARTICLE X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

[Remainder of page intentionally left blank.]

That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, as amended, has been duly adopted in accordance with Section 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 4th day of April, 2024.

By: _Doron Merdinger_
Doron Merdinger, Chief Executive Officer

Exhibit G - Testing the Waters Materials



Doroni Aerospace is taking reservations for a possible, upcoming round. Indicate interest today.

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Doroni is actively developing innovative eVTOL technology, focusing on personal flying vehicles designed to transform mobility. With successful prototype tests and key patents secured, Doroni aims to establish itself as a prominent player in a rapidly growing market, ...
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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

THE DORONI H1-X
DORONI

$163,001.81 Reserved

OVERVIEW | ABOUT | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED $163,001.81
RESERVATIONS 101

REASONS TO INVEST

Proven Innovation with Breakthrough Achievements: Doroni has raised $8M, developed the H1 prototype, achieved flight, and holds 9 patents tackling eVTOL safety and noise challenges.

A Clear Path to Transformative Milestones: Doroni, supported by early interest and preorders, is raising $3M to develop the H1-X prototype, conduct advanced testing, and initiate initial test flights by late 2025, with FAA certification and production targeted for 2027.

Growth in eVTOL and UAM Markets: The eVTOL market is projected to reach $170B by 2034, while UAM could hit $1T by 2040 and $9T by 2050, according to Precedence Research and Morgan Stanley.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TEAM



Doron Merdinger • Founder, CEO & Director
As CEO of Doroni Aerospace, Doron champions operational excellence. Previously, he was a 20-year CEO leading innovative tech solutions at Merdinger House of Design, doubling revenues in four years as CEO of Hazorfim. An NYU Stern graduate in Intl. ...
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David Gambill • Chief Aerospace Engineer
David Gambill, an Aerospace Engineering Team Lead at Doroni Aerospace, has experience from General Dynamics, Boeing, Leonardo, and XTI Aircraft. He holds a B.S. in Aerospace Engineering from UT Arlington and an MBA in Technology Management. ...
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Derek Barger • Chief Electrical & Electronics Engineer
Since 2003, Derek Barger has pioneered the creation of the world's fastest batteries. Through innovation and collaborations, he has enhanced the safety and power of racing batteries. He holds electric vehicle records, including a 6.94-second quarter-...
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THE PITCH

Invest in the Future of Personal Flight



TIMELINE OF

MILESTONES

DECEMBER 2021

Showcased H1 Design and X8 Prototype

Began fundraising (Closed SE Raise in April 2022 at $1M+).

JULY 2022

Showcased Cockpit Simulator

MARCH 2023

Closed 2nd SE Raise at $2.4M

Began test flights with the full-scale prototype.

JULY 2023

Completed First Manned Test Flight

DECEMBER 2023

Received FAA Special Airworthiness Certification

Closed 3rd SE Raise in December at $2.2M+

MARCH 2024

Released improved H1-X Go-to-Market design

OCTOBER 2024

Closed Round to Build the First Prototype at $1.8M+

UPCOMING *Anticipated*

JANUARY 2025

Launching $3M Raise to Build Flying Prototype

MARCH 2025

Showcase Showroom Prototype for H1-X with New Flight Simulator

APRIL - DECEMBER 2025

Roadshow & accessibly of the h1-X flying model

DECEMBER 2025

Start Test Flights With the H1-X

Doroni is revolutionizing mobility with its groundbreaking eVTOL technology, as it works to make personal flight a reality. As an innovator in the eVTOL space, Doroni is not just developing flying vehicles—it's pioneering a new way of life. With $8 million already raised, critical patents secured, and a successful H1 prototype flight, we believe Doroni is poised to redefine freedom in transportation.

Now raising $3 million to advance development of the H1-X full-scale prototype, Doroni aims to begin test flights by late 2025, with FAA certification and production planned for 2027. Positioned in a market projected to grow to $170 billion by 2034, Doroni is focused on becoming a leader in the emerging eVTOL industry.[1] Join the movement to leave roads behind, embrace limitless innovation, and help shape the future of personal flight.

Beyond Roads. Beyond Limits. This is your opportunity to invest in the future of freedom.

Explore More Investment Opportunities in Transportation on StartEngine!

Looking for more investment options in the Transportation space? Click here to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS

11555 Heron Bay Blvd. Suite 200
Coral Springs, FL 33076

WEBSITE

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Doroni is actively developing innovative eVTOL technology, focusing on personal flying vehicles designed to transform mobility. With successful prototype tests and key patents secured, Doroni aims to establish itself as a prominent player in a rapidly growing market, working to make personal flight more accessible.

ALL UPDATES

01.02.25

2024 Recap: Investor Update



2024 RECAP
DORONI INVESTOR UPDATE

Dear Doroni Investors & Followers,

As we wrap up 2024, we're reflecting on an extraordinary year of growth and progress at Doroni. We made major advancements in flight dynamics, navigation, and safety systems, bringing us closer to something truly disruptive—an electric, personal aircraft ready for the consumer market.

This year marked a pivotal moment, where everything we've worked for is now within reach: real, practical personal flight. We've finalized the go-to-market design and wrapped up a successful $1.8M funding round to build the H1-X show room prototype.

Constantly Pushing Boundaries

2024 was the year the H1-X vision came to life. We secured key patents for noise reduction and safety features, including our ducted fan technology, a key innovation that will ensure the H1-X isn't just efficient, but also safe and comfortable.

We're building an entire experience. The H1-X is designed to be a new way of moving through the world, whether in the urban landscape or soaring through the skies. It's a feeling of freedom, and we're building it with attention to every detail.

Our team has, and will continue to, pour countless hours into refining and testing the technology, with one goal in mind: to deliver a flying car that's safe, accessible, and built for everyday.

Refining Our Identity

Heading into 2025, we're fully embracing our mission with a renewed sense of purpose. Our new identity reflects that ambition and that of the H1-X: bold, fearless, and built for whats next.

The H1-X is a symbol of human potential. By pushing the boundaries of what's possible, we're showing the world that transportation doesn't have to follow old rules.

Momentum into 2025

We're preparing for milestones that will push us even closer to a consumer-ready aircraft:

April 2025: Reveal the H1-X showroom prototype, featuring an immersive flight simulator to experience the cockpit firsthand.

Summer 2025: Take the showroom model on a roadshow, demonstrating its accessibility, control functions, and giving a real feel of the H1-X experience.

December 2025: Conducting test flights with the first flying prototype of the H1-X

Be Part of the Movement: Help Us Fly in 2025

Currently we are testing the waters for a possible upcoming raise to build the full-scale flying prototype and conduct advanced testing to bring the H1-X to consumers.

Reserve your spot now to receive an extra 10% bonus shares and be part of shaping the future of personal flight with Doroni on StartEngine.

👉 **Reserve Now on StartEngine**

As we close out an extraordinary year, we want to take a moment to thank you for your trust, belief, and continued support. Together, we've made incredible strides toward making personal flight a reality.2025 is set to be a transformational year, and we're thrilled to have you with us on this journey.

Wishing you a Happy New Year filled with innovation, inspiration, and new horizons.

See you in the skies in 2025!

Best regards,

Doroni Team

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

$594

Reservation Bonus

Reservation Holders in the Testing the Waters Page will receive 10% bonus shares.



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